OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

ETELLIGENT INC.

23910 42nd Ave SE
28F
Bothell, WA 98021

www.etelligent-inc.com



40000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 4,280,000* shares of common stock ($1,070,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 40,000 shares of common stock ($10,000)

Company	ETELLIGENT Inc.
Corporate Address	23910 42nd Ave SE, #28F, Bothell, WA 98021
Description of Business	ETELLIGENT Inc. produces locally focused, regionally organized online technology savvy wedding directories that connect newly engaged couples to the wedding merchants they need to engage to plan their wedding.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.25
Minimum Investment Amount (per investor)	$250

The 10% Bonus for StartEngine Shareholders

Etelligent, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 400 shares of Common Stock at $0.25/ share, you will receive 40 Common Stock bonus shares, meaning you'll own 440 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

DESCRIPTION OF BUSINESS

Company Background

Etelligent Inc. (the "Company", "we", "us" or "our") is a corporation, incorporated in the State of Washington in 2015, with all DBA's registered as trade names. The Company is the parent corporation of four regionally focused, clustered publications covering 21 states, comprised of 56 geographically targeted online directories, through the following websites:

- NW Wedding Directory.com;
- Southern Wedding Directory.com;
- MidAtlantic Wedding Directory.com; and
- Rocky Mountain Wedding Directory.com.

Each of these are called a "Directory" and collectively, the "Directories." The Directories are focusing on connecting brides with the wedding businesses and service providers in their local areas, based on typical and known shopping patterns. Our websites and the information contained therein or connected thereto are not intended to be incorporated into this Memorandum. The Directories are distinctive in their local focus and their emphasis on directing brides to the vendors in their immediate area.

All the local and regional Directories are placed under the national cover website of Your Local Wedding Directory (.com) ("YLWD") a separate website that will eventually tie all the regions across the nation into one national website. Each Directory still functions as a separate geographical site in and of itself and then are grouped by region as well. YLWD works to bind all the regions together. These regions have their own "front door" access via specific URL's for each individual Directory, but can also be accessed from one another, and from the master cover directory of YLWD. This exclusive design maximizes impact at the local level while allowing for the powerful exposure typical of a national website.

We are redefining how wedding service businesses attract customers by providing them with an effective array of customizable and scalable marketing tools and services to profitably grow their businesses and book more weddings every year.

The Directories feature a comprehensive human edited network of localized wedding professionals. It specializes in listing small town and rural wedding service businesses; as well as urban wedding service businesses, throughout different geographic regions within the U.S grouped by logical category. The Directories emphasize helping users easily find the nearest, most conveniently located service providers, from reception venues and other high budget providers, to the unique and unusual smaller vendors that are often difficult to find and ignored by our national competition. The Company also helps those local service providers compete with large national or franchised competitors with more established online marketing channels by offering a wide range of competitively priced options for businesses of all sizes to be able to market to the high potential bridal customers in their immediate area, specifically designed to connect these local businesses with the brides looking to do business in their immediate area more cost effectively than reaching out to a much larger national market.

Each Directory is a localized wedding planning platform that provides engaged couples a wide variety of choices to guide them through the entire wedding planning journey—by finding and presenting a full array of the vendors and services options available to them in their area. The Directories help couples get inspired, stay organized and get connected with local vendors, from discovering their wedding coordinator, florist, caterer, and photographer, to finding the venue and even planning their honeymoon in an easy to use format with an organized list of local resources.

The Directories can be readily accessed via laptop, desktop, tablets, as well as Android and iPhones and more, employing forward thinking technologies to attract and retain the bridal shoppers on most devices. The Directories have regionally focused pages on leading Social Media Platforms to both engage and direct brides to the websites.

For the local Wedding Vendors, the Directories offer extremely competitive, cost effective, increased exposure with an easily recognizable online presence that includes enhanced listings, display advertising, and direct marketing priced by market reach within a targeted market area with a solid potential return on investment ("ROI") for all levels and types of wedding businesses.

Trade Names and DBA's Registered to the Company:

The following are Tradenames registered to the Company:

- Bellingham Wedding Directory - Bellinghamweddingdirectory.com
- Eastern Washington Wedding Directory - Easternwashingtonweddingdirectory.com
- Everett Wedding Directory - EverettWeddingDirectory.com
- Mid-Atlantic Wedding Directory - MidAtlanticWeddingdirectory.com
- NWWashington Wedding Directory - NWWashingtonWeddingDirectory.com
- NW Wedding Directory - NWweddingdirectory.com
- Olympia Wedding Directory - OlympiaWeddingDirectory.com
- Rocky Mtn Wedding Directory - RockyMtnWeddingDirectory.com
- Skagit Wedding Directory - SkagitWeddingDirectory.com
- Southern Wedding Directory - Southernweddingdirectory.com
- Spokane Wedding Directory - SpokaneWeddingDirectory.com
- Tacoma Wedding Directory - TacomaWeddingdirectory.com
- The-Wedding Directory – The-weddingdirectory.com
- Wenatchee Wedding Directory - Wenatcheeweddingdirectory.com
- Yakima Wedding Directory - YakimaWeddingDirectory.com
- YourLocalWeddingDirectory – YourLocalWeddingDirectory.com
- 800 Wedding Directory - 1800WeddingDirectory.com

Domain Names

The following domain names are owned by the Company:

- AlaskaWeddingDirectory.com
- ALocalWeddingDirectory.com
- AnnapolisWeddingDirectory.com
- BayAreaWeddingDirectory.com
- BellevueWeddingDirectory.com
- BellinghamWeddingDirectory.com
- BoulderWeddingDirectory.com
- BucksCoWeddingDirectory.com
- CaliforniaWeddingDirectory.com
- CentralOrWeddingDirectory.com
- CentralWaWeddingDirectory.com
- ChesterCoWeddingDirectory.com
- CoeurdAleneWeddingDirectory.com
- COWeddingDirectory.com
- ColoradoWeddingDirectory.com
- DCWeddingDirectory.com
- DelawareWeddingDirectory.com
- EasternShoreWeddingDirectory.com
- EasternWAWeddingDirectory.com
- EastsideWeddingDirectory.com
- Etelligent-Inc.com
- Etelligent.US
- EverettWeddingDirectory.com
- FlagstaffWeddingDirectory.com
- FLWeddingDirectory.com
- GAWeddingDirectory.com
- HarrisburgWeddingDirectory.com
- IdahoWeddingDirectory.com
- InlandEmpireWeddingDirectory.com
- KansasWeddingDirectory.com
- LSDWeddingDirectory.com
- MainlineWeddingDirectory.com
- MarylandWeddingDirectory.com
- MassachusettesWeddingDirectory.com
- MAWeddingDirectory.com
- MidAtlanticWeddingDirectory.com
- MidWesternWeddingDirectory.com
- MontanaWeddingDirectory.com
- MyOnlineWeddingDirectory.com
- NCWeddingDirectory.com
- NEWeddingDirectory.com
- NebraskaWeddingDirectory.com
- NewEnglandWeddingDirectory.com
- NewHampshireWeddingDirectory.com
- PAWeddingDirectory.com
- PhiladelphiaWeddingDirectory.com
- PhoenixWeddingDirectory.com
- PortlandWeddingDirectory.com
- RoanokeWeddingDirectory.com
- RockyMountainWeddingDirectory.com
- RockyMtnWeddingDirectory.com
- SaltLakeWeddingDirectory.com
- SanJuanIslandsWeddingDirectory.com
- ScottsdaleWeddingDirectory.com
- SCWeddingDirectory.com
- Seattle-WeddingDirectory.com
- SeattleMetroWeddingDirectory.com
- SkagitWeddingDirectory.com
- SnohomishCoWeddingDirectory.com
- SoCaliforniaWeddingDirectory.com
- SouthCarolinaWeddingDirectory.com
- SouthernCalWeddingDirectory.com
- SouthernWeddingDirectory.com
- SpokaneWeddingDirectory.com
- SWWashingtonWeddingDirectory.com
- SWWeddingDirectory.com
- TacomaWeddingDirectory.com
- TempeWeddingDirectory.com
- TexasWeddingDirectory.com
- The-Wedding-Directory.com
- The-WeddingDirectory.com
- TheAtlantaWeddingDirectory.com
- TheAugustaWeddingDirectory.com
- TheBaltimoreWeddingDirectory.com
- TheBoulderWeddingDirectory.com
- TheColoradoSpringsWeddingDirectory.com
- TheDenverWeddingDirectory.com
- TheKnoxvilleWeddingDirectory.com
- TheLasVegasWeddingDirectory.com
- TheLocalWeddingDirectory.com
- TheMaconWeddingDirectory.com
- TheMemphisWeddingDirectory.com
- TheNashvilleWeddingDirectory
- TheOnlineWeddingDirectory.com
- TheOrangeCoWeddingDirectory.com
- ThePerfectWeddingDirectory.com
- ThePhoenixWeddingDirectory.com
- TheRenoWeddingDirectory.com

- NewJerseyWeddingDirectory.com
- NewMexicoWeddingDirectory.com
- NJWeddingDirectory.com
- NMWeddingDirectory.com
- NoCaliforniaWeddingDirectory.com
- NorthCarolinaWeddingDirectory.com
- NorthernCalWeddingDirectory.com
- NWWashingtonWeddingDirectory.com
- NWWeddingDirectory.com
- OlympiaWeddingDirectory.com
- OlympicPeninsulaWeddingDirectory.com
- OlympicPenninsulaWeddingDirectory.com
- OrangeCoWeddingDirectory.com
- OregonCoastWeddingDirectory.com
- OregonWeddingDirectory.com
- OurLocalWeddingDirectory.com
- TheSaltLakeWeddingDirectory.com
- TheTucsonWeddingDirectory.com
- TheWedding-Directory.com
- TheWeddingDirectory.co
- TriCitiesWeddingDirectory.com
- UTWeddingDirectory.com
- VAWeddingDirectory.com
- VermontWeddingDirectory.com
- WACoastWeddingDirectory.com
- WashingtonWeddingDirectory.com
- WenatcheeWeddingDirectory.com
- WilmingtonWeddingDirectory.com
- WyomingWeddingDirectory.com
- WYOWeddingDirectory.com
- YourLocalWeddingDirectory.com

Industry Background and Overview

- Online Advertising Revenue is expected to grow from $113.9 billion to $143.8 billion at an 8.6% compound average growth rate ("CAGR") between 2014 and 2017.
- In 2015, BIA/Kelsey estimated that 70% of small business marketing budgets went to digital/online media.
- 70% of U.S. households now use the Internet when shopping locally for products and services.
- 66% of small businesses are maintaining or increasing their spending on digital marketing.
- Wedding services industry revenue is projected to rise at an annualized 2.2% CAGR to reach $66.3 billion by 2020.

Plan of Operations

We provide a targeted market advertising publication that is directed to the highly lucrative and ever changing wedding market at the local level. As of 2016, the average bride spends over $26,000 on her wedding according to published statistics on The Wedding Report, and the planning bride spends that money within 14 months of becoming engaged. That average amount does not include the honeymoon, the engagement ring or the travel expenses and gifts from the wedding guests. Even a 'low budget' wedding spends over $10,000 on a wedding with high end weddings often going into six figures.[1]

A bride's wedding is a very unusual time in a female's life. Brides typically are obsessed with getting as much wedding for their budget as they possibly can and spend a solid year in a frenzy researching and booking all sorts of services to make their wedding day special and unique. Rarely are there repeat customers for wedding businesses, although even second weddings can provide lucrative bookings for vendors. These wedding customers come, spend and move on. Each year, there's a new group of brides to appeal to and attract.

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Wedding service businesses are prepared for and accustomed to spending a considerable amount on trying to attract wedding bookings. They are traditionally heavy advertisers and know they have to market heavily to reach those new brides each year to be profitable themselves.

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The Directories are built on the same philosophy, design and principles as the iconic and highly successful yellow page industry. They are digital directive advertising that also targets a specific market segment, by directing a specific group of people (brides), who are shopping for services to the providers of those services. Because we target those brides specifically, we can deliver higher potential results to our advertisers for less cost than most advertising vehicles that aren't targeted to our specific demographic. The brides like us because we effectively direct them to those businesses looking to provide wedding services in their local market area, making it easier to find their local options.

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Our Directories are simplistic, clear, concise and easy to use. Their focus is unpretentious; their main purpose is to be an effective tool to connect brides to their local vendors offering the services those brides need for planning their weddings by category. They have a simple but elegant look, are easy to navigate, and our advertisers' websites are three clicks away from the front page of any of our websites. They offer a substantial percentage of the available wedding businesses by type for completeness and to engage all brides within any budget category who benefit from the array of business listings within our directories, garnering loyalty, continued usage and word of mouth referrals from our bridal customer base.

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Our plan is to continue to develop a series of interconnected regional Directories dividing the country into 12 regions, further divided into separate directories based on typical shopping patterns within those 12 geographic regions. Each individual Directory has its own domain name (URL) entrance and functions as a separate website from the standpoint of the search engines. This enhances our strength in the Organic Search Engine results and helps promote our sites, particularly in remote or less populated regions. The Directories link to each other forming a chain of integrated sites, creating a national network of locally focused websites serving brides and businesses everywhere in the US. Our framework was built to be readily expandable to allow for this national expansion and the ensuing traffic it will generate.

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We're relentless in our pursuit of excellence; our goal is to become the vanguard of local wedding industry commerce across the nation. We utilize tried and true marketing methodologies combined with new industry trends to meet the needs of our wedding business clientele to reach that ever regenerating stream of planning brides. With ongoing testing and forward thinking improvements to our website designs and mobile applications, we are well on our way to building the largest marketplace of seamless wedding service businesses that delivers the results both our bridal and wedding industry clientele value and need.

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Each region has approximately 15,000- 20,000 vendor listings when it 'goes live on line' and we manually update, verify, edit and add listings via our sales staff continually. Initially, listings are complimentary to provide completeness and accuracy for those bridal customers. We are unique in offering more listings and the most listings in any given area in 47 separate category or business types. We then solicit those listings via our sales staff, encouraging them to enhance or upgrade that initial complimentary listing to one of our paid selections to help that business appeal to the shopping brides through better visibility on our site via larger print, links to their own site or Social Media page, adding information and pictures or moving up the listing line up to the page top. Over five years, we anticipate converting over 60% of these initial listings to some form of paid inclusion. In subsequent years, we'll be able to realize higher revenues per advertiser from those converted listings in the form of competitive advertising among the other vendors of type as they vie to garner more of the wedding referrals we generate.

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Our primary revenue stream is advertising sales to local wedding services vendors on a subscription basis. While we fully intend to cultivate solid and highly valued relationships with the more potentially lucrative advertisers like the reception facilities and photographers, we also have less expensive options to appeal to the smaller wedding businesses and anticipate a good 45% of our revenues will come from these lower value businesses and the more rural areas. Our main competitors ignore these smaller businesses and less populated areas almost completely. We're priced very competitively and attractively against our competitors purposely. We utilize transparent pricing options but also offer value incentive pricing to entice participation from all levels of potential advertisers. As these advertisers become more aware of our value to them and our brand name becomes better known, we will be able to raise our pricing substantially and steadily.

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In each region, our highest potential value advertisers will yield higher revenues per advertiser and be more easily convinced to advertise with us. These business types include:

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- Caterers
- Reception Venues
- Photographers
- Bakeries
- Disc Jockeys
- Videographers
- Wedding Planners

- Décor and Rentals
- Florists

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We also emphasize having attractive advertising packages to appeal to the lower potential revenue advertisers our competition often overlooks and ignores. Because these business types are not solicited we anticipate a good response due to being contacted and being offered affordable advertising options. These include:

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- Wedding Officiants
- Hair and Makeup
- Elopement Packages
- Local Honeymoon Destinations
- Gown Alterations and Preservation
- Horse and Carriage Rentals
- Chapels and Ceremony Sites
- Bachelor Parties
- Bridal Showers
- Unique Wedding Services
- Jewelers
- Guest Lodging
- Rehearsal Dinners
- Musicians
- Limousines and Transportation

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As we build brand name familiarity and complete the expansion of our national coverage, we will also have a viable revenue stream from national advertisers, including but not limited to the national retailers and wedding registries, national and international resorts and travel industry businesses looking to build honeymoon business, hotel chains, and other national corporations after our specific market demographic of brides planning weddings. These additional advertisers could add an additional 15% to the overall revenues of the websites.

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Additional and complementary revenue streams consist of the sales of our database of wedding service providers. There are no SIC codes specifically for wedding service businesses and as such we are compiling one of the largest and most complete databases of those wedding service businesses available. It has value to the list compilers as a specialty list.

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We currently do not require brides to 'sign up' for our websites to use them. Requiring registration to use the site limits and discourages the number of brides who will use the site and could book their wedding needs through our paying advertisers due to their reticence to give out their personal information. We are however starting a series of 'contests' for the brides to win attractive prizes with a goal of attracting more brides to our websites and encouraging them to return repeatedly and refer us to other brides. To enter these contests, the bridal entrants will be required to sign up with their personal info, including both postal and email addresses and wedding date. That list of brides will have value to both our local and national advertisers as well as the major list compilers. We anticipate selling this list by five or three digit zip code at the local level and nationally to advertisers as a value added service.

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As the Directories become more well-known and gain market acceptance, we will continue to and have begun to convert the complimentary listings to paid listings, charging a minimal fee of $69 a year to appear listed on our site. We offer businesses a chance to add their business to our websites themselves on line and we charge them to be added to the directories. We are already getting sign ups committing to paid listings.

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Using a conservative estimate of a 2% market penetration of our initial 250,000 complimentary listings at an approximate average of $500 per conversion we anticipate generating approximately $2 million in annual revenues by our third year of publication.

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To realize such revenue we would incur the following operating costs that will be met with a combination of equity capital and revenue:

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- $3.5 million on our sales and management team, office expenses and support personnel;
- $1 million on operating expenses (website hosting and management); and
- $2 million on marketing and advertising costs.

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As a result we anticipate we can have more than a 2% market penetration by our third year of operations. Thereafter, with what we believe could be an industry projected average renewal rate of up to 33%, those market penetration numbers could grow at more than a 10% rate per year consistently with a subsequent proportionate increase in profitability. Using the statistics from the Telephone Company directories we project our market penetration to reach upwards of 16% by year six.

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We plan to continually update and expand our available offerings, incorporating new technologies and enhance features and marketing trends as they become available to both attract brides and wedding service providers and to help us stand out from the competition.

At the moment, we cover 21 states and four regions are live and operational. These are being used to introduce the publication, begin the branding process and get priority placement in the search engines as well as test the marketplace and websites. We are using these initial sites for testing both the features and enhancements for receptiveness in the market, but also for usage by the various company employees to assist in functions like selling advertising options and monitoring employees work efforts, tracking accounts, and tracking sales and renewals. Our websites have their own custom designed CRM software applications and monitor the employees work efforts as well. Testing is almost complete. We are now ready to begin to bring on the other regions across the country.

The process of incorporating new regions into the Directories includes the following stages:

- Approximately 6 to 8 weeks to gather listings (for one contractor) for each individual Directory, using contract labor paid by the listing they gather. They use the internet, or a multitude of sources (including our competition) to research and manually enter the existing wedding industry businesses. We usually manage to gather about 90% of the existing wedding businesses per geographic region.
- Each region consists of approximately 14 to 15 individual Directories. Utilizing 10 to12 listings contractors we should bring on a region every three to four months with a goal of all 12 directories being on line and operational in 18 months.
- We start each Directory with a full complement of free listings that only include the business name, address (if available), city, state and phone number. We purposely don't include zip codes so that our published list isn't valuable for 'data scrapers and miners'. This makes the directories fully useful to the shopping brides from the day they go on line. Then we work to convert those 'free' listings to paid listings or advertisers with options from $69 a year up to $1260 a year. Some of our higher potential advertisers will need to appear in more than one category or directory boosting the potential sales per advertiser as high as $3000 per year in some cases.
- We then 'seed' these new directories with example ads to encourage the advertisers to buy the examples or compete with their competitors businesses' displayed in the example ads, to stand out in the categories and get their share of the brides shopping for services like theirs.

As the directories come on line:

- Each region needs three to four full time sales representatives, growing to close to 40 sales reps when we are fully operational at the national level to adequately service the areas and accounts; or about 3500 listings/accounts per sales representative to solicit and manage. These sales representatives work remotely and cost $35,000 base pay and benefits per year plus commission. They earn commissions on sales at 10-15% of the actual sale.

- Working Sales Managers will be recruited and trained and expected to manage 6-8 reps each, to include monitoring work levels, managing and motivating sales and training new reps. Working sales managers will also work territories and handle larger accounts and solicit at the national account level. The anticipated cost per Sales Manager is approximately $65,000 base pay and benefits per year with a 2% override on sales.
- Training each sales representative takes approximately 4 to 6 weeks. Their duties are primarily contacting each and every business they are assigned, verifying the information we have on them, updating or modifying the listings we have, deleting inaccurate or out of date listings and purging them from our database. They also have to manage ongoing relationships with advertisers and potential advertisers. The sales reps can place the ads for the businesses in real time, often while they have them on the phone. They are also responsible for 'seeding' the directories with example ads and rotating those seeded ads over time. Many of these businesses take several months of sales contact to convert into becoming paid advertisers, and managing these accounts or, 'courting' them to encourage them to participate is a big part of the sales representative's responsibility. They are brand ambassadors and it is essential we are represented by high quality professionals.
- We will also require 3-4 administrative and support staff, their duties will include record keeping, payroll, filing and managing paperwork. Their base pay should be $30,000.

The first year of development included:

- Developing, designing and building the current network of sites.
- Testing site functionality, marketability and reception by the potential advertiser clientele.
- Driving preliminary bridal traffic to the websites.
- Hiring and training a preliminary sales force.

Plans for the Immediate Future include:

- Hiring and expanding current sales and marketing staff.
- Expanding regional foot print towards national coverage (16+ states in 2017).
- Aggressive marketing of our directories at the local and national level.
- Continued website maintenance and improvement.

Acquisitions of URL's:

One of the unique features of our design is utilizing multiple URL's or Domain Names for each individual directory within each region. This allows us to build a network of inbound links boosting our Organic SEO value instantly as we bring on new regions and directories. We will continue to buy Domain Names as we add directories and keep to the same theme we have currently.

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There is a small website using the domain name www.weddingdirectory.com that may strategically be to our advantage to purchase. They claim to have a lot of listings on their site although there doesn't seem to be much evidence of any real sales of advertising on the site, the domain name is worth consideration for us to be able to own and run one of our own sites from it.

There may be times when we will look at other small local sites as a possible purchase when there's value in it for us to do so. This value could include advertising revenues and potential core listings.

Company management projects revenue for years 1 and 2 to be $300,000 and $650,000, respectively with future growth possibly on a similar trajectory year-over-year. Our revenue breakdown forecast is the following:

- Bold Listings (including the two smaller, less expensive advertising offerings we sell) will constitute, approximately 32% of our revenue, especially in our initial year of operations.
- Standard Graphic Listings will constitute, approximately 25% of our revenue.
- Premium Graphic Listings will constitute, approximately 18% of revenues
- Spotlight Listings will constitute, approximately 15% of revenues.
- Banner Advertising will constitute, approximately 10% of revenues.

Sales and marketing expenses are expected to be the largest expense category and have the greatest impact on net income. Other expense categories include product and content development expenses, and general and administrative expenses. However, we believe revenue and income will continue to rise, driven by marketing efforts, as time goes on and growth occurs.

Some of the most critical success factors for the Company's operational success are:

- The Company will promote its Directories as an alternative to the current national online wedding services listing industry. The Directories offer a comprehensive localized solution for both individual users and advertisers in small towns and rural areas whose needs are often over looked by more popular online wedding directories as well as major metropolitan areas where the directories will be directed along typical shopping pattern lines to help brides identify the businesses in their immediate or chosen area.

- User acquisition is critical to the Company's success. The Directories must particularly target consumers with strong social network authority. The Company believes associations with strong network representatives will promote the brand's strength, value proposition, and increase word of mouth awareness about the Directories. Each person who uses the Directories has the potential to become a brand ambassador for the value of the Company's services in their own personal networks.
- The Company will generate ubiquity through its comprehensive local listings. The Company will continually work to evolve its network of vendors, and create a shift in perspective and approach for users and advertising clients alike. The Company will create a new standard in industry functionality that both individual users and advertisers will embrace.
- The Company employs a team of researchers. Researchers are assigned a geographic area, and are responsible for delivering to the Company lists of vendors that offer a variety of services of interest to wedding and special event planners. Each researcher delivers a list of 2,000 vendors each month. The Company passes vendor information from researchers to a dedicated sales team.

In addition to our current stream of revenue, we anticipate the potential to grow and develop our business through a blog. We plan on including a 'blog' section on the Directories, or an interactive series of pages containing information that will be updated as often as three times a week with useful tips and information. It will be titled 'Advice From the Pros'. We will encourage our advertising client base to write for this section of the site, rewarding them with author credit and a link to their website. We believe this will offer them market credibility and enhance their professional reputation while offering us a fresh stream of relevant material to post on this blog. We anticipate this will encourage a positive relationship with our advertiser customers, evidencing the fact that we actively promote their businesses to the shopping brides.

We believe blogs and the constant generation of new information and/or articles is an excellent way to meet the current search engine requirements for fresh and relevant content, to help with the Organic Search Engine rankings. We will also use this engaging content and concept to attract brides looking for information and advice to increase our visibility in the Search Engines.

The initial blog is nationally focused and available on all Directories, but as we gather a database of good content, the blog will be divided to be regional as well, again, focusing our intent on promoting these businesses locally to brides shopping in their area. Some 88% of weddings are locally organized and planned, with the remaining weddings being planned from some distance but still needing to organize the wedding services they will use on a local basis.

Market needs

According to Market Realist, in 2014, worldwide digital advertising spending reached 25% of the total media ad spending. By 2018, digital ads will account for 38% of global ad spending. This proportion is the same as TV, which held the biggest share of spending for more than a decade. The growth in online ad spending is driven by an increased number of internet users. According to the International Telecommunication Union, in 2015 more than 3.2 billion people worldwide had access to the internet—up from 394 million in 2000.[2] The internet provides a platform for billion-dollar internet companies, allowing companies to grow and expand in various sectors. In 2013, globally mobile internet user penetration was 73.4%. It will be more than 90% in 2017.

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In 2015, BIA/Kelsey estimated that 70% of small business marketing budgets went to digital/online media (mobile, social, online directories, online display, digital outdoor), performance-based commerce (pay-per-click, deals, couponing) and customer retention business solutions (email, reputation and presence management, websites, social marketing, calendaring/appointment-setting).

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Thanks to rising consumer spending, wedding services industry revenue increased at an average annual rate of 2.2% CAGR to reach $59.5 billion in 2015, including a 1.5% rise in 2015 alone. Faster internet connections have enabled industry operators to reach out to potential clients at a lower cost. In addition, developments in social networking platforms have shifted vendors' marketing strategies toward communicating a unique vision to consumers. These improved marketing channels drove enterprise growth at an annualized 2.8% to reach 584,030 businesses in 2015. As a result, industry profit increased from 4.0% of revenue in 2010 to 4.4% in 2015.

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The amount spent on weddings is estimated to grow during the next four years, as higher disposable income increases the demand for large, costly weddings. In addition, as the average age of marriage and length of engagement further increase, couples will have more time to plan and save money for their ceremonies. As a result, industry revenue is projected to rise at an annualized 2.2% CAGR to reach $66.3 billion by 2020.

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Consumers between the ages of 25 and 29 are the largest market for the Wedding Services industry, accounting for an estimated 33.2% of total revenue. Many members of this age group have met the right person and decide that they are ready to make the commitment to marriage. The second-largest market consists of people ages of 20 and 24, which represents an estimated 24.2% of revenue. These two age groups are the highest spenders in the industry because they are most likely to have parents contribute and pay for all or part of their wedding costs. However, the average age for couples getting married has increased over the past five years and; therefore, the segmentation for this industry is also shifting toward older consumers.

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Source: IBISWorld 2016

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Consumers between the ages of 30 and 34 are estimated to account for 22.4% of the market.

This demographic group accounts for a lower share of the market as they often have different priorities than marriage and a higher proportion of this demographic is already married. However, this figure is forecast to increase over the next five years because consumers 25 to 29 years old may have delayed their vows due to unemployment or, simply, other priorities and; therefore, entered this category. Consumers over 34 are also much less likely to get married or have a big wedding due to different priorities and other responsibilities (such as children) that often prevent high spending. According to The Knot's 2015 Real Weddings Survey, a business heavily involved in the industry, the average bride's age is 29 and the average groom's age is 31. The study also found that the average length of an engagement is 14 months, giving couples time to organize their big day.

Wedding planners provide services to engaged couples that want assistance in planning and executing their wedding. The major markets for the industry are segmented into demographic groups ranging from consumers that are 16 years old to consumers older than 34 years old.

Most weddings, with the exception of destination weddings, occur close to home for the bride or groom. Most couples are therefore seeking local wedding services providers. However, most online wedding directories cater to the needs of couples in highly populated areas, and only feature the products and services of corporate providers and retailers. By focusing on the needs of less populated areas and local small businesses, the Company will be well-positioned to capture a significant share of the large and growing online wedding directory marketplace.

Strategy and Marketing Plan

We expect to bring the informational features of the Yellow Pages to an internet based platform.

We will use a targeted geographic launch strategy to build brand authority. The Company intends to market its services to two distinct groups:

- Engaged couples: Engaged couples will use the Company's Directories to find local wedding vendors. As the Directories expand their wedding services listings, the Company will become increasingly attractive to users seeking local wedding service professionals. This will drive website traffic and value for potential advertisers.

- Wedding service providers: Traditional and viral marketing efforts to raise brand awareness will be key drivers for advertisers to adopt the platform. Additionally, wedding vendors will be drawn by the opportunity to reach local customers.

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The overall objective is to drive significant internet users to engage with our content on one of our websites. Once we can establish that we have a substantial number of internet users on our platforms, then advertising revenue through client direct advertisements and referral network revenues will raplidly evolve into a robust marketplace for our viewers, advertisers, and consumers.

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We believe that by developing and maintaining a positive image and consistently delivering valuable services we will be able to build and maintain a favorable reputation in the industry. Marketing and Advertising are key expenses for the Directories. We anticipate a base budget of 11 to 13% of projected revenues per region will produce good rankings with Pay Per Click ads on Google, Bing and Yahoo, drive traffic from social media pages, begin the branding effort and name brand recognition, and allow for supportive print medium advertisings in key metropolitan areas at bridal shows and in regional bridal magazines. We do not anticipate these amounts to decrease significantly over time, as brides are not repeat customers and an entirely new set of brides planning their weddings has to be reached constantly.

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We intend to continually increase brand awareness by using highly segmented marketing campaigns to grow our user base. The Company will launch a marketing and public relations campaign that includes the following tactics:

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Search Engine Optimization – Our design is unique and capitalizes on the current search engine algorithms for organic results helping us appear favorably in the rankings as soon as we launch any of our regional sites. We are in essence, a series of multiple websites linked together, this catapults us upwards in the rankings because each Directory counts as an individual inbound link.

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We utilize our blog and editorials to help us appear favorably under the more obscure search terms as well as the well recognized ones. Our Vendor Appreciation Awards are designed to not just appeal to the vendors but to also help us continue to build a large high quality inbound link network.

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Because this is part of our business model, the cost to promote via organic marketing is somewhat negligible, and is estimated at approximately 3% of our marketing budget. The costs go to promoting and providing articles for our blog on a regular basis; and to adjusting our site to maximize its effectiveness as the search engine algorithms change._

Search Engine Pay-Per-Click (now called Google Adwords) – Approximately 30% of our marketing budget will be destined for search engine paid marketing, mostly as pay per click or one of its derivatives (Adwords and Remarketing). We heavily utilize 'remarketing strategies' that allow our custom designed display ads to appear on wedding related sites and sites that market to the same demographic and industry, as well as appear repeatedly for people who have visited our site in our demographic. This remarketing means the people we reach initially see us repeatedly and it compounds our effectiveness and contributes to our branding efforts while it also stimulates website visitors.

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We strategize to maximize our search engine appearance high in the page rankings for key words and phrases with two goals, one being to drive traffic to our site(s) and the other to establish brand name familiarity to the advertisers we appeal to. We believe that the more those advertisers see us come up, the more they believe we'll drive bridal shoppers to their sites. This program requires constant monitoring and adjustment to maximize our effectiveness and will be a big part of the 'in house marketing team's' responsibility to administer.

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We also use Google marketing demographics to target select geographic regions and promote our site to our chosen demographic of females aged 18-40 within those geographic regions. This allows us to reach more potential bridal shoppers within the regions we provide directories increasing our potential return on investment percentages.

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Social Media Advertising – About 15% of our Marketing budgets are earmarked for Social Media Platforms in the form of primarily Facebook currently as providing the best results on initial marketing efforts. We also have an active presence on Twitter and Pinterest. The more social media followers we have, the more they share our articles and the more likely they are to come to our site and use it. They also 'share' our site with other potential brides and create a 'viral wave' of promotion compounding our reach and multiplying our expenditures success.

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Print advertising – Fully 25% of our marketing efforts and budget will be targeted to Print Advertising in the form of targeted bridal publications (mostly magazines but also some 'bridal specific newspaper supplement ads') in our chosen regional areas and some national bridal publications. We utilize a photo we own rights to that has been greeted very positively in an attempt at creating a memorable form of brand recognition, and we use that photo consistently throughout our advertising programs.

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Direct Mail – We utilize and will continue to expand on our Direct Postal Mailings to the advertising clientele. This is a small part of our budgetary consideration (approximately 5%) that has a big impact on our success, particularly when coupled with our other Advertising and Marketing efforts. Repetition of our advertising program is a big key to our potential success as they start to recognize our brand name. While our Direct Postal Mail is geared specifically to the advertisers we hope to turn into customers, it has the effect of a much larger promotion to those advertisers who are impressed with our direct mail program.

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Bridal Shows - We promote our publication through bridal shows as follows: (i) co-sponsorship and advertising in the print program of the show; and (ii) in a postcard included in the bride's 'goody' bags handed out at the shows. This is expected to take up about 12% of our overall marketing budget. This compounds our reach to potential advertisers; and compliments our marketing to the brides shopping for wedding services. By advertising in the programs we add 'shelf life' to these programs because the brides often pass on the programs they received to other shopping brides as well.

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Again there are two markets we strive to market to, the brides shopping for weddings but also the advertisers themselves who as they see us and begin to recognize us repeatedly, build the confidence in our publication as a choice for their own marketing efforts.

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One of the advantages of our bridal show marketing tactic is getting in bound links on their show website often, year round. These are extremely high value inbound links that help with our organic search rankings as well as remind both the potential advertisers and the brides of our existence.

Contests and Give-a-ways – We plan an organized series of contests and give aways to promote our site and encourage the brides to use our site and repeatedly return to it. While we do not try to capture the brides personal info via pop up ads, we do ask for such information through the relevant contest sign up. This gives us a potential revenue stream in both bridal; and a year later, newlyweds databases that we can sell to list compilers and/or our site advertisers based on geography. The Contests and Give-a-ways will consist of everything from free honeymoon travel packages, weekend getaways and cash awards. Some of them we will be able get from our paid advertisers, sometimes at a deep discount for the promotion of their business in the form of the contest and advertise them on our site and at Bridal Shows as a form of promotion. As we attract more national advertisers, they will be offered in conjunction with those national advertisers who want the promotion. We anticipate about 8% of our marketing budget being utilized to promote these contests.

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Email Marketing -- Having the contests and give-a-ways allows us to have our own database of bridal shoppers to market to via email, with regular tips and helpful information to encourage their usage of our site and to promote our branding efforts and their referral of our Directories to other shopping brides. Email marketing is very cost effective to utilize when we have our own database to market too, and it's anticipated that we will utilize aproximately 5% of our marketing funds on email marketing._**Business to Business telephone and live marketing** – Our sales representatives double as brand ambassadors. They are instructed to contact as many of our listings as possible, both to check on the accuracy of the listing and to introduce our publication and the opportunities we offer for that business to promote themselves on our site to our bridal patrons.

These sales representatives also make 'in person' appearances at bridal shows and wedding industry networking events to promote our Directories and reach out to our potential advertisers. The costs and expenses derived from out live marketing tactics are not considered in the marketing budget, but as one of our operating expenses budget.

Bridal Shows Advertising: We will ally strategically with as many bridal shows as we can, starting with the smaller and newer shows, who welcome our 'exchange' package. We promote their shows on our site, in exchange for them cross promoting our site by handing out one of our postcard introductions to all the brides attending their show and listing us as a co-sponsor on their site. This links us from their site to ours and starts the branding experience and familiarity with the vendors attending their shows.

We can also purchase paid advertising in their printed programs handed out to the attending bridal shoppers. We reach many brides in the early stages of planning their wedding at a very low cost per customer and boost our exposure to the advertisers who become familiar with us and realize we are reaching out to brides in their areas.

Build User Following: we expect early stage user growth to be a vital indicator of future revenue growth potential; strong initial growth validates the Company's proof of concept and will attract future subscribers and corporate clients.

Print Media: We believe that by targeting bridal publications both at the local/regional levels and at the national level will help us reach out to brides and vendors a like, convincing brides to "check us out" and potentially use us as a resource; while persuading vendors, to use us as their advertising platform. We also advertise in localized newspaper publication bridal supplements when offered in the area.

Email Marketing: We believe email marketing allows companies to communicate directly with their clients in a rapid, cost-effective manner; the Company can directly communicate with consumers through their inboxes. Email marketing is a vital portion of the Company's marketing strategy.

Direct Mail Marketing: We have a highly effective direct mail campaign distributing flyers and cards focused on introducing the Directories to their local advertiser audience. We also distribute an introductory postcard at bridal shows to all brides attending to heighten awareness of our site.

Brand Promotion: The Company intends to develop a strong online presence, and to use all major methods of digital communication to reach prospective users, and prevent active users from churning. The Company will use an active blog, and its website to serve as initial content for the social media sites. By utilizing existing social media platforms, the Company will be able to quickly reach a large and growing audience.

Blogging: Additionally, coming on line in January 2017 our current list of informative wedding articles and checklists will both expand and move to a blogging format. We'll offer more topics and invite interaction with the shopping brides by allowing a question and answer format for specific subjects. We'll also add a section for our advertisers encouraging them to write and submit informative articles for the brides, giving them authorship credit and the standing of an industry expert on our site, to encourage those same advertisers to both link to our site to show off their 'article' and to drive bride traffic to our site via verbal recommendation.

Social Media - Organic: Another key part of our marketing strategy is reaching out to brides on Social Media Platforms. We have separate regional Social Media pages for each of our regional bank of directories and use those extensively to promote our sites and vendors and attract brides from the Social Media sites to our sites. We are very active on Social Media, promoting each of the advertisers individually in turn, as well as filtering in informational articles to the Social Media sites daily to promote our appearance, reach, interest and subsequently, our regional websites. We are part of the only sites focusing on capturing the Social Media traffic and driving it to our vendors.

Facebook: The Company cultivates a Facebook page that targets customers searching for local wedding services. The Company intends to use relationships with users and organizations to "share" messages.

A Company representative monitors the page activity seven days per week to answer comments and questions from fans on the page. Additionally, any negative comments or customer service related posts is brought to the attention of the client and addressed immediately. We believe two-way customer communication, enables the Company to receive vital feedback with regards to platform use and any bugs that might exist.

A Company representative 'likes' and comments on other fan pages that are relevant to the Directories. The purpose of this exercise is to gain exposure with potential clients on other related pages.

Twitter: We believe Twitter updates are an ideal way for the Company to communicate with existing users, reach out to new potential users and post links to its blog, YouTube channel, and website. The Company uses Twitter to further promote its digital platforms.

YouTube: YouTube has more than 1 billion unique users who visit the site each month. According to Nielsen, YouTube reaches more U.S. adults ages 18 – 34 than any cable network. Millions of subscriptions happen each day. The number of people subscribing daily is up more than 3 times since last year, and the number of daily subscriptions is up more than 4 times since last year.

Pinterest: Pinterest is a web and mobile application company that operates a photo sharing website that is a "virtual pinboard" where people can collect, organize, and share the things that they discover on the Web. In 2012, a report found that 83% of the users are female.[3] A study released in July 2013 by French social media agency Semiocast revealed the website had 70 million users worldwide with more than 49 million registered users in the United States, with more than 15 million active users in the United States.[4] In 2014, Wedbush Securities estimated that ads on the site could generate as much as $500 million by 2016.[5] We intend to advertise on Pinterest.

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Social Media – Paid Promotion: Integrated with the Organic Social Media we promote our website to brides on Social Media Platforms via paid promotion and ads on these platforms. These platforms allow us to target demographically by gender, age and geography a high potential market of females in an age group served by our regional directories. With content updated daily and new interesting articles, we attract and retain brides shopping for weddings and they refer us to their friends and 'share' our information in a chain reaction type of viral distribution of our brand name and website.

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Mobile Device Enabled, Enhanced and Friendly: The Directories' websites are all mobile enhanced and enabled and work well on all mobile devices allowing brides shopping via cell phone to access our resource guide and use it while 'on the go'.

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Search Engine Marketing via Pay per Click Advertising: A big part of the branding and marketing efforts of this site is to bring awareness to the brand and publications via SEM, and appearing in search results to both the brides and advertisers to generate bridal traffic. This means coming up in search results for many different request criteria having to do with the Wedding Industry. Advertisers want to see our site come up under the primary heading they're categorized in, to be assured that we're driving bridal traffic to their business.

As such, our main advertising thrust is concerned with coming up with good page rankings on Google, Bing and Yahoo. It is anticipated that this will cost approximately 12% of the projected earnings for the Directories.

A large part of our marketing program is visibility via paid promotion on the search engines, primarily Google but also in Yahoo and Bing. A monitored fluid strategy is employed to meet or match our competitors in appearance on 'front page' results for as many potential search terms as feasibly possible with a controlled cost averaging $.50 per click.

Professional Organizations and Associations: We actively participate in professional organizations as members and associates including the BBB, Chambers of Commerce, and industry specific associations to promote our visibility and credibility to marketing professionals and media buyers on the national level; as well as to provide high quality inbound links to our Directories.

Projections and Objectives

It is anticipated that each region will generate and go live with an average of some 20,000 initial listings for a total of approximately 240,000 core basic listings across the nation. The Yellow Page Industry built their successful business model using the formula of approximately 15% of their basic listings converted to paid advertisers. We're a much more targeted industry segment that has a strong need to drive new traffic annually and typically advertises heavily to get wedding business and could exceed that number of conversions. It is anticipated that this will start slowly the first two years while we build our recognition and acceptance in the market place and grow to 20% in ten years.

We offer multiple levels and prices of advertising including converting these initial 'free' listings to a minimal fee paid listing on the site that range from (currently) $69 a year to $1020 a year. We are competitively priced against our competition. With discounts and incentives, it is anticipated that the average advertiser will pay an average price of $500 per year during the first two years to participate in our publication and that average will increase steadily at about 25% per year, again, as we achieve acceptance and familiarity in the market place. Our competition averages more like $1100 per advertiser per year.

Our projection is 30% of the initial complimentary listings will convert from free to at least the minimum charge listing within 5 to 8 years. To assist with that conversion goal, we are adding a Professional Network Association to our mix of offerings that offers industry educational opportunities and social networking for members. Participation and membership in that Professional Network will be included in any of our advertising options including but not limited to the basic paid listing on our site.

Our database of wedding industry businesses is also unique and has value to list compilers as well. We will offer it for sale on both a regional and national level providing another revenue stream.

We will also offer localized email and mailing lists of not just brides but former brides (now NewlyWeds) in lists both at a local level and regional/national level for sale to advertisers and non-advertisers (Potentially insurance companies, realtors and the like) creating another revenue stream off of our site from the contest sign ups we receive. While these sales of our databases of information will not generate huge incomes they will offset the costs to build and maintain them while they go to helping us market the publication too. It is anticipated they will constitute about 8-10% of all revenues realized for the publication.

Marketing Seasonality

Many of the corporate run properties have annual marketing budgets they have to plan and forecast and get approved annually, many of which start the forecasting and planning beginning in about August and completed by December. These businesses are typically the reception venues and guest lodging categories on our site and some of the larger catering concerns.

These types of businesses are also our largest potential advertisers, many of whom need to be in more than one heading and who have larger advertising budgets and realize much larger potential returns from a wedding booking. They are very competitive, more costly to advertise with, but in turn we realize higher advertising fees from them.

Courting and engaging these properties is essential during the months of July through December, and we will need to start the introduction process in the months leading up to their budgeting cycle so that we can get added to their marketing mix and into their budget requests for the coming year. This also slows down the receipt of revenues from these lucrative businesses that aligns with their budget year. If we miss a property then we may have to wait a full year before their budgets allow us to gain access to their business or sell to them again.

They reflect the broader market; the wedding industry itself is somewhat seasonal and the primary incomes received from it are in the late spring through late fall months. Typically, the smaller businesses and sole proprietors do their advertising for subsequent years in the late summer to early fall when they have the revenues from this year. Many smaller businesses don't think about their future year's bookings if they are adequately booked for the coming year until the season ends.

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This makes the winter months the leanest where we will be required to concentrate those months on the less productive businesses that are typically ignored by our competition and the regions we service that the national competition ignores. We have also added in the ability to pay in 12 monthly payments to encourage these smaller businesses to advertise with us when paying the full tab upfront might discourage them from advertising with us 'now.' We offer incentives or discounts to further encourage these smaller businesses to advertise with us.

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Again, while our reception facilities and caterers are our largest advertisers and most lucrative potential clientele, there is a lot of money left on the table with these smaller wedding service businesses who are not actively solicited or because the pricing on the national competition does not provide a healthy return on investment for these less lucrative wedding service providers or in the less population dense outlying areas. We build our revenues in total and during the slower months over all by actively soliciting their business and promoting them in our directories.

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Competition

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We compete with companies seeking the attention of our audience and/or the advertising and marketing budgets of our business partners, including but not limited to, local marketplaces, general market media and internet companies, wedding and baby media and internet companies, social networks, and search engines. We expect ongoing competition because of the size of the markets we serve and business opportunities presented by the growth of the internet and transactional marketplaces. Competition may also intensify as a result of industry consolidation and a lack of substantial barriers to entry in our market. For information regarding competition-related risks, see the information in "Risk Factors" under the caption "We face intense competition in our markets. If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive, and our revenue and results of operations could be adversely affected."

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Infrastructure and Technology

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Our technology infrastructure has been designed around industry-standard architectures to reduce downtime in the event of outages or catastrophic occurrences. We strive to continually improve our technology to enhance the customer experience and to increase efficiency, scalability and security.

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There are four major components to our online services comprised of our web, domain name service ("DNS"), network infrastructure and database servers. Our web, DNS servers and network infrastructure allow for the failure of multiple components with minimal or no effect expected on site operations. We will have multiple cloud and possibly database servers along with data caching serving various parts of our sites, allowing us to segregate parts of the sites for maintenance and upgrades.

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Our operations are dependent on the ability to maintain our computer and telecommunications system in effective working order and to protect our systems against damage from fire, theft, natural disaster, power loss, telecommunications failure or similar events. Our facilities will be cloud-based so that the data centers used for hosting will be network-connected so that application data is replicated from different locations on a continuous basis. Some of our production applications may be on third party sites like the Amazon Web Services Cloud ("AWS"). Our operations will depend on the ability of these third parties to protect their own systems and our systems from unexpected adverse events. These third parties provide us with auxiliary power through the use of battery and diesel generators in the event of an unexpected power outage. We maintain multiple backups of our data, allowing us to quickly recover from any disaster.

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Third party cloud web services generally operate at 99.9% uptime. They employ several layers of security to protect data transmission and prevent unauthorized access. They keep all of our production servers behind firewalls. On our side, we do not allow direct outside access, and we enforce strict password management protocols. We have also contracted the services of an outside company to independently monitor our site to help ensure that the site is available.

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Competition

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We compete with companies seeking the attention of our audience and/or the advertising and marketing budgets of our business partners, including but not limited to, local marketplaces, general market media and internet companies, wedding and baby media and internet companies, social networks, and search engines. We expect ongoing competition because of the size of the markets we serve and business opportunities presented by the growth of the internet and transactional marketplaces. Competition may also intensify as a result of industry consolidation and a lack of substantial barriers to entry in our market. For information regarding competition-related risks, see the information in "Risk Factors" under the caption "We face intense competition in our markets. If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive, and our revenue and results of operations could be adversely affected."

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Our competitors are some of the major online wedding directory companies, such as:

XO Group Inc., incorporated on May 2, 1996, is engaged in providing content and marketing solutions, targeted advertising programs, transactions and merchandise. The Company guides couples through transformative life stages from getting married, to moving in together and having a baby through its multi-platform brands, including The Knot, The Bump and The Nest. The Company offers multiplatform media and marketplace services that enable its advertising and transaction partners to connect with engaged audience in the wedding, pregnancy and parenting, and nesting markets. The Company reaches its audience through several platforms, including Websites, mobile applications, magazines and books, television, and video. The Company through its national digital advertising offers online programs, which include sponsored and brand-integrated content, digital and native banner advertisements, and direct e-mail marketing. Its local online advertising programs include online listings, digital advertisements and direct e-mail marketing. The Company offers programs that enable vendors to sell through online properties and their own branded Websites and properties. Its transaction offerings include a registry service that enables users to create, manage and share multiple retail store registries from a single source and retailer and local vendor offerings, such as invitations, stationery, reception decor, personalized gifts, and health and beauty offerings. Its audience also has the opportunity to find entertainment vendors, watch vendor videos, read vendor reviews, and book the right vendor for them through the Company's GigMasters.com Website. The Knot is the Company's wedding resource, which engages, matches and connects couples with the right products, services and local wedding professionals they need to plan their wedding. The Company operates the wedding Website, TheKnot.com, and its mobile applications, national and local wedding magazines, and nationally published books. The Knot publishes a national magazine approximately four times a year, and several regional magazines semi-annually in over 20 United States markets.

Weddingbee.com develops and publishes an internet blog. The company offers the blog as a wedding planning resource for brides, grooms, bridesmaids, wedding vendors, and industry insiders. Weddingbee.com serves users worldwide. Weddingbee® is updated daily by 20+ real brides around the world The site features blogs, boards, bios, classifieds, galleries, a diy template section and a wiki, with a core focus on real brides' wedding planning journeys from engagement to "I Do" and beyond. The site is updated around 20 times a day and is read obsessively by brides, grooms, bridesmaids, women, wedding vendors and industry insiders alike. As an avid blogger, publisher Bee Kim originally started Weddingbee® as a personal blog while planning her own wedding. The site's popularity prompted her to launch Weddingbee® as a stand-alone site in February of 2006. Currently, 4.5 million brides and wedding enthusiasts visit Weddingbee® every month, with over 21 million monthly pageviews.

WeddingWire, Inc. operates an online marketplace that connects couples and businesses with event and creative professionals. The company offers WeddingWire, a SaaS business platform that provides front and back-office solutions for event merchants, from venues and photographers to caterers and entertainers. Its platform helps event merchants generate leads by providing online exposure in the vertical network in the industry; and enables users to search, compare, and book event merchants from venues to photographers, as well as to find and read local vendor reviews. The company also offers a suite of online planning, advertising, marketing, and management tools for businesses, such as wedding Websites, wedding checklists, payment processing and invoicing tools, and contracts. In addition, it operates EventWire, an online marketplace that serves corporate events, bar/bat mitzvahs, proms, reunions, and more. The company serves wedding, corporate, and social events industry in North America, Latin America, Europe, and internationally. WeddingWire, Inc. was incorporated in 2006 and is headquartered in Chevy Chase, Maryland with regional offices in Barcelona, Spain; and Brasov, Romania.

Mywedding.com is an informative and inspirational wedding resource that offers relevant, quality, and customizable resources, empowering every bride to create a wedding celebration that is uniquely hers. By combining local synergy with global reach, mywedding.com successfully connects engaged couples (and their family and friends) with local, national and international wedding professionals. Originally founded in 2003, mywedding.com quickly became part of the largest and most trusted online wedding planning resources, bringing bridal couples information and inspiration from around the world. Utilizing proprietary SaaS technology for content management and marketing solutions, mywedding.com makes wedding planning easy and fun for couples while providing highly targeted advertising to product and service providers. The company culture is rooted in core values of Inspiration, Collaboration, Commitment, Relationship and Bliss. Ranked among the top 100 Colorado companies in Inc. 5000 report on the fastest growing U.S. companies, steady growth since 2007 has also earned the company the coveted Five-Time Inc. 5000 Honor Roll status, a complement to selection as one of ColoradoBiz Magazine's 2012 Colorado Companies to Watch.

Withjoy.com a free wedding website and app, with features that range from creating you own wedding website to sending digital invites and RSVP's.

Borrowedandblue.com a wedding planner app and website focused on connecting vendors and couples planning their weddings throughout the United States.

Our Company focuses on utility for both brides and wedding service small businesses in less populated areas across the country. Based on our current business model, we believe the following key factors will differentiate us from our competition:

- The fact that users can quickly and easily find local wedding services vendors in our Directories.

- Our offer of multiple advertising packages at different price points.
- The listing information available at our website is personally verified by a Company representative.
- Vendors working with us are likely to receive high quality, local referrals.
- Our business model will award us monthly recurring revenue streams.
- Through continuously developing our marketing strategies we believe we have the potential for viral growth.
- Our directory platform is a simple and easy to use system.
- The Company's business model is highly scalable.
- Our priority is to continue to develop value added premium content.

One of our strengths over the various types of competition is, we are very locally focused, but we have the 'reach' and strength of a National site, even though we divide our listings and directories up to match the local markets they service.

Statistics show,[6] that most weddings happen within a 25 mile radius of where the bride lives and/or once booked, they shop for vendors within a 25 mile radius of the booked venue for that wedding.

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Our directories are strategically planned to arrange vendors in typical shopping patterns based on geographic targeting to assist those brides planning weddings in a specific area by providing a comprehensive list of compatible vendors also within that targeted geographic area.

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The Directories group businesses first by geographic area, then by vendor category or type, then in alphabetical order and by size of ad. The larger, more expensive ads appear above the less expensive smaller listings on each page, but all vendors for that Directory are on one page.

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Brides shopping can then select who to investigate further, depending on their tastes and preferences, but studies have shown that the advertisers at the top of the page and with bigger ads with more information and pictures will generate better response from the shopping brides than the less expensive smaller listings at the end of the page. This is the philosophy that spawned the industry for yellow pages, and they did extensive research into why people are attracted to bigger, more colorful and the first ads, proving over and over that they 'work better' for the advertisers.

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Additionally, we have NO pop-up windows. We believe Pop-up windows deter end users from entering a website. Competing sites that rely on them do so to 'encourage' brides to sign up for the site and therefore collect their email and mailing information to resell such data to list providers. Users, in general, do not like to sign up for a site, because of ensuing spam and direct mail marketing. Our Directories have no such restrictions and lets the brides shop anonymously.

Governmental Regulation

We are subject to a number of laws and regulations that apply to online services, and the internet generally. Such laws address a range of issues, such as user privacy, freedom of expression, unsolicited commercial e-mail (spam), pricing, content and quality of services and products, taxation, advertising, intellectual property rights, net neutrality, information and cybersecurity, and restrictions or technological requirements regarding the collection, use, storage, protection or transfer of consumer data. We monitor pending domestic and foreign legislation and regulatory initiatives to ascertain relevance, analyze impact and develop strategic direction surrounding regulatory trends and developments.

Regulators and industry groups have also released self-regulatory principles and guidelines for various data privacy and security practices. Interpretation of these laws and guidelines and their application to online services in the U.S. and foreign jurisdictions is ongoing, and cannot be fully determined at this time.

New laws and regulations (or new interpretations of existing laws and regulations) also may impact our business. The costs of compliance with these laws and regulations are high and are likely to increase in the future. Any failure on our part to comply with these laws may subject us to significant liabilities and other penalties.

Research and Development Activities

Other than time spent researching our proposed business we have not spent any funds on research and development activities to date. We currently plan to spend funds on research and development activities in the future. See "Estimated Use of Proceeds".

Compliance with Environmental Laws

We are not aware of any environmental laws that have been enacted, nor are we aware of any such laws being contemplated for the future, that impact issues specific to our business.

Employees

Because so many of our functions are automated and we utilize software to assist in monitoring, recording and managing, it is possible for us to run very lean on employees. We will utilize contractors and modern Technologies when possible because we then only pay for what we need and not carry the burden of paying employees without enough to do. Part of our philosophy is to hire wisely and compound responsibilities and duties for employees to not only maximize our Cost effectiveness but to Provide employees with enough responsibilities and variety to provide job satisfaction.

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IT and Programming Resources -

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Currently and for the foreseeable future this site is designed to utilize outsourced IT resources from programmers to designers to server management, graphics and web hosting. We have room to grow with this program but there does come a time when it becomes feasible to re-examine the costs and advantages of outsourcing compared to bringing some or all of the IT functions in house._ **Advantages of Outsourced Resources:**_

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1. No office expense or benefits for contract employees.
2. Only pay for what we need when we need it.
3. Flexibility of work hours, expansion and contraction as needed.
4. Easy replacement with talented pros, large field of talent without limitations.
5. Cost effective.

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Administrative Staff:

-

Because we are primarily focused on being an online publication, we can run lean with support staff and combine positions such as Administrative Assistant/Marketing Assistant/Receptionist into one person. It is anticipated that in the future we will be in need of an Administrative Assistant to assist with all the duties and record keeping. Because our bookkeeping is automated into a software program and we use an outsourced payroll service we should be able to minimize in house support even as we grow.

**Accounting Staff:** Our accounting functions will primarily be automated via sophisticated accounting software and then outsourced to both a payroll service and a tax professional/CPA service. One staff member is anticipated for monitoring and managing the accounts payable and receivable entries into the software._ **Marketing Staff:**_

-

-

Our marketing programs are detailed and sophisticated and it is anticipated we will need two marketing professionals on staff to maintain and promote the publications consistently and at the level we hope to attain and maintain our branding programs.

Sales Staff:

Each region will need approximately 3 sales representatives who not only generate revenues in excess of their cost, but also function as our 'brand ambassadors' for the publication, with the majority of these being in house inside representatives and a few 'remote' representatives as available. Managing remote representatives has drawbacks when they aren't ethical or motivated so going to in-house representatives makes them easier to manage and insure they achieve the required sales objectives.

It is estimated that for each of two regions we will need one sales manager to oversee, train and manage the representatives and handle problem accounts, collections and manage regional or national level advertisers in their regions.

Data Retreival Staff:

During the initial stages of our build to a national level, we manually retrieve and compile our core listings database with contractors who work remotely and are paid by the listing for their work. Since we pay for performance in this position, and can project a completion of the project data acquisitions, these are temporary, independent contractors and their expense will be limited to the initial data procurement. Data Retrieval costs will be about $1 per listing and are a finite expense that ends when the database is completed.

Projected Employee Costs:

It is anticipated that support staff will average a cost of $45,000 annually with benefits, and sales staff will average a cost of $75,000 including management. IT costs are directly related to the size of the site and the traffic it receives and will increase as the site gets more traffic, but the site will be earning more as those costs increase keeping the overall percentage of revenues to costs to maintain about the same.

Real Estate

We do not currently own any real estate.

Legal Proceedings

We are not a party to any pending legal proceedings.

[1] *http://stats.theweddingreport.com/index.cfm?action=stats&view=main&segment=1*

[2] "Internet Used by 3.2 billion people in 2015" BBC.com May 26, 2015. Available at: http://www.bbc.com/news/technology-32884867 (last accessed February 10, 2017).

[3] "Pinterest: A Review of Social Media's Newest Sweetheart." Available at: http://www.engauge.com/assets/pdf/Engauge-Pinterest.pdf (last accessed February 10, 2017).

[4] http://semiocast.com/en/publications/2013_07_10_Pinterest_has_70_million_users (last accessed February 10, 2017)

[5] "Pinterest CEO Lays Out Growth Plan, Sees Revenue in 2014" Wall Street Journal, January 21, 2014. Available at: https://www.wsj.com/articles/SB10001424052702304027204579334651169493632 (last accessed February 10, 2017).

[6] www.TheWeddingReport.com https://www.loc.gov/rr/business/wedding/ (last accessed February 10, 2017)

The team

Officers and directors

Barbara A. Weller	CEO, President, Director & Founder

Barbara A. Weller
CEO, President, Director & Founder Barbara Weller combines a wealth of market specific, directive advertising experience with a 20+-year history of leadership, innovation, and excellence. Starting with the company's inception in 2015 through the present, Barbara has a fierce passion for building a great website publication and company. She believes listening to our bridal customers and what they need and want, matters—and this is what drives the design of our product and the success of the company.

Number of Employees: 2

Related party transactions

Since inception, the company's founder, CEO and President, Barbara Weller, has loaned a total of just under $80,000 (as of 12-31-2017) to the Company for continuing operating expenses as an 'on-demand' note with no maturity date at 10% simple interest annually to be repaid as the company coffers allow.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **RISK FACTORS** An investment in the Shares involves a high degree of risk. Each Investor should carefully consider the risks and uncertainties described below and the other information in this Memorandum before deciding whether to invest in the Shares. The occurrence of any of the following risks, among others, could materially and adversely affect our business, financial condition, and operating results. In any such case, Investors may lose part or all of their investment. We lack an operating history. There is no assurance our future operations will result in profitable revenues. If we cannot generate sufficient revenues to operate profitably, our business will fail. We have a limited operating history upon which an evaluation of our future success or failure can be made. Based upon current plans, we expect to generate revenues as an internet platform and marketing services provider. However, our revenues may not be sufficient to cover our operating costs. We cannot guarantee that we will be successful in generating significant revenues in the future. Failure to achieve a sustainable sales level will cause us to go out of business.
- **We lack an operating history.** We depend on key personnel. Our future success will depend in part on the continued service of key personnel, particularly, Barbara Weller our Chief Executive Officer and President. If any of our directors and officers will choose to leave the company, we will face significant difficulties in attracting potential candidates for replacement of our key personnel due to our limited financial resources and operating history. In addition, the loss of any key employees or the inability to attract or retain qualified personnel could delay our plan of operations and harm our ability to provide services to our current customers and harm the market's perception of us.
- Our business involves the use, transmission and storage of confidential information, and the failure to properly safeguard such information could result in significant reputational harm. We may at times collect, store and transmit information of, or on behalf of, our clients that may include certain types of confidential information that may be considered personal or sensitive, and that are subject to laws that apply to data breaches. We believe that we take reasonable steps to protect the security, integrity and confidentiality of the information we collect and store, but there is no guarantee that inadvertent or unauthorized disclosure will not occur or that third parties will not gain unauthorized access to this information despite our efforts to protect this information, including through a cyber-attack that circumvents existing security measures and compromises the data that we store. If such unauthorized disclosure or access does occur, we may be required to notify persons whose information was disclosed or accessed. Most states have enacted data breach notification laws and, in addition to federal laws that apply to certain types of information, such as financial information, federal legislation has been proposed that would establish broader federal obligations with respect to data breaches. We may also be subject to claims of breach of contract for such unauthorized disclosure or access, investigation and penalties by regulatory authorities and potential claims by

persons whose information was disclosed. The unauthorized disclosure of information, or a cyber-security incident involving data that we store, may result in the termination of one or more of our commercial relationships or a reduction in client confidence and usage of our services. We may also be subject to litigation alleging the improper use, transmission or storage of confidential information, which could damage our reputation among our current and potential clients and cause us to lose business and revenue. Because our President, who is also our sole promoter, owns over 51% of our outstanding common stock both before and after the Offering she could make and control corporate decisions that may be disadvantageous to other minority shareholders. Our President owns currently 100% of the outstanding shares of our common stock as of the date of this Memorandum. If the Maximum Offering is achieved, she will still own 51% of our common stock. Accordingly, she has a significant influence in determining the outcome of all corporate transactions or other matters, including mergers, consolidations and the sale of all or substantially all of our assets. The President also has the power to prevent or cause a change in control. The interests of our President may differ from the interests of the other stockholders and thus result in corporate decisions that are disadvantageous to other shareholders.

- Our executive officers and directors collectively have the power to control our management and operations, and have a significant majority in voting power on all matters submitted to the stockholders of the company. Management currently beneficially owns a majority of our outstanding common stock. Consequently, management has the ability to influence control of the operations of the Company and, will have the ability to influence or control substantially all matters submitted to stockholders for approval, including: • Election of our board of directors; • Removal of directors; • Amendment to the Company's Articles of Incorporation or Bylaws; and • Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination. This stockholder has complete control over our affairs. Accordingly, this concentration of ownership by itself may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. You could be diluted from our future issuance of capital stock and derivative securities. As of February 15, 2017, we had 20,000,001 shares of common stock outstanding and no shares of preferred stock outstanding. We are authorized to issue up to 75,000,000 shares of common stock and no shares of preferred stock. To the extent of such authorization, our Board of Directors will have the ability, without seeking stockholder approval, to issue additional shares of common stock or preferred stock in the future for such consideration as the Board of Directors may consider sufficient. The issuance of additional common stock or preferred stock in the future may reduce your proportionate ownership and voting power.

- We do not intend to pay dividends and there will be less ways in which you can make a gain on any investment in Etelligent Inc. We have never paid any cash dividends and currently do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may likely prohibit the payment of a dividend. Because we do not intend to declare dividends, any gain on an investment in Etelligent Inc. will need to come through appreciation of the stock's price. Our operating results may fluctuate, are difficult to predict and could fall below expectations. Our operating and financial results may fluctuate significantly on a quarterly basis during our operating history as a result of a variety of factors, many of which are outside of our control. These factors may include: the level of online usage and traffic on our digital platforms; the addition or loss of advertisers; the advertising budgeting cycles of specific advertisers; the regional and national magazines' publishing cycles; the transition of portions of our business to a marketplace model, and the speed with which our consumers and vendors transition to that marketplace; the amount and timing of capital expenditures and other costs relating to the expansion of our operations, including those related to expanding our platform to other States; the introduction of new sites and services by us or our competitors; changes in our pricing policies or the pricing policies of our competitors; and general economic conditions, as well as economic conditions specific to the Internet, wedding services and online and offline media and transactions. We cannot assure you that we will be able to meet rapidly changing advertiser, vendor and consumer demands for content, products and user engagement in a timely manner, if at all, even if we are successful in enhancing and upgrading our platform (including our websites and mobile properties) in response to advances in technology and evolving preferences. If the number of visitors to our online directory stagnates or declines, we may not be able to create or maintain sufficient advertiser or vendor interest in our digital platforms. Even if we are successful in driving consumer traffic to our online directory, advertisers and vendors are sensitive to general economic conditions and reductions in consumer spending, among other events and trends, which could result in lower transactions revenue and reduced advertising expenditures. We cannot assure you that our current advertisers will fulfill their obligations under existing contracts, continue to advertise beyond the terms of existing contracts or enter into any additional contracts with us. Our advertising and other revenue could also decline as a result of pricing pressures on digital advertising rates due to industry developments, such as the fragmentation of digital media. If we are unable to effectively monetize our digital properties, our business, results of operations, financial condition and prospects could be materially and adversely affected. We expect to continue to incur significant operating expenses and, as a result, we will need to generate significant revenue to achieve or maintain profitability. We cannot assure you that we can achieve or maintain profitability on a quarterly or annual basis in the future. Failure to achieve or maintain profitability may materially and adversely affect our business, results of operations and financial condition. Due to the foregoing or other factors, it is also possible that our results of operations in one or more future quarters may fall below the expectations of investors and/or securities analysts. We also experience some seasonal trends that may produce variations in quarterly results and financial conditions. In view of the rapidly evolving nature of our business, period-to-period comparisons of our results of operations may not be meaningful, and you should not rely upon them as an indication of future performance.

- More people are using mobile phones and other wireless devices to access the Internet, and if we are unable to develop solutions that generate revenue from advertising and other services delivered to such devices, our business could be harmed. Our content was originally designed for users accessing the Internet on a desktop computer but we are now totally mobile friendly. The number of people who access the Internet through devices other than computers, including mobile phones and handheld computers such as notebooks and tablets, and who use mobile payment and transaction services, has increased substantially in recent years and is expected to continue to grow. A significant and growing portion of users access our digital platforms through mobile devices. In the absence of effective mobile advertising and other service solutions, we may be unable to attract and retain customers for advertisers or other services. If we are unable to implement successful monetization strategies for mobile users, or if we incur excessive expenses in our effort to do so, our business and results of operations could be adversely affected. Our businesses could be negatively affected by changes in Internet search engine algorithms. We depend in part on various Internet search engines (such as Google, Bing and Yahoo!) to direct traffic to our websites and properties. Similarly, we depend on distribution relationships with high-traffic digital properties, such as those operated by Microsoft's MSN and Yahoo!, to promote our websites and properties. Our ability to maintain the number of potential customers directed to our websites and properties is not entirely within our control. For example, search engines often revise their algorithms in an attempt to improve the search results presented to their users. Our ability to influence the search engine rankings of our websites and properties, through our search engine optimization efforts or otherwise, is limited. In addition, we cannot assure you that our distribution relationships with high-traffic digital properties will yield additional users or that such relationships will continue to be available on commercially reasonable terms. Changes by Internet search engines in their algorithms, or changes to competitive dynamics that affect our distribution relationships in a negative manner, could cause our websites and properties to receive less user traffic. Fewer potential customers could materially and adversely affect our business, results of operations and financial condition.

- We face intense competition in our markets. If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive, and our revenue and results of operations could be adversely affected. The Internet and mobile advertising markets, online markets and publishing markets in which our brands operate are intensely competitive, and we expect competition to intensify in the future. For example, our brands face competition for members, users, readers and advertisers from the following areas: • stand-alone online services, websites, mobile applications or blogs targeted at brides and grooms, such as those offered by Weddingbee, WeddingWire, and MyWedding.com; • online and brick and mortar retail stores, manufacturers and regional directories; • wedding sub-domains, channels or niche sites of major online destinations or portals, such as Google and AOL's Huffington Post; • bridal magazines and their online destinations, such as Condé Nast's Brides, and Martha Stewart Living Omnimedia's Martha Stewart Weddings. We expect competition to increase because of the business opportunities presented by the growth of the Internet and transaction-based marketplaces. Our competition may also intensify as a result of industry consolidation and a lack of substantial barriers to entry. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and substantially larger user bases than we have and, therefore, have significant ability to attract advertisers, vendors and users. In addition, many of our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in digital user requirements, as well as devote greater resources than we can to the development, promotion and sale of services. Online directories compete in two-sided markets, and must attract both consumers and vendors in order to be successful. Consumers who might use our online directory to find goods or services have a wide variety of alternatives, including traditional department, warehouse, boutique, discount and general merchandise stores (as well as the online and mobile operations of these traditional retailers), online retailers and their related mobile offerings, online and offline classified services and other shopping channels. In addition, consumers have a large number of online and offline channels focused on one or more of the categories of products and services offered on our site. Consumers and vendors who might use our sites to find and sell goods or services also have many alternatives, including general online ecommerce sites, and more specialized sites, such as websites operated by bridal gown designers, wedding hall venues, destination wedding resorts, etc. Vendors who use our online directory may also choose to advertise their goods and services through other channels. The principal competitive factors for online directories like ours include the following: • ability to attract, retain and engage consumers and vendors, as well as maintain user engagement; • volume of transactions and price and selection of products and services; • trust in the vendor; • customer service (both that provided by us and that provided by the vendors); • brand recognition; • website, mobile platform and application ease-of-use and accessibility; • system reliability; • level of service fees; and • ease of use and quality of search tools. We cannot assure you that our current or potential competitors will not develop services and products comparable or superior to those that we develop or adapt more quickly than we do to new technologies, evolving industry trends or changing Internet user preferences. Increased competition could result in price reductions, lower margins or loss of market share, any of which would materially and adversely affect our business, results of operations and financial condition. We cannot assure you that we will be able to compete successfully against current and future competitors. We may be subject to legal liability associated with providing online services or content. We may be subject to claims for defamation, negligence, copyright or trademark infringement, personal injury or other legal theories relating to the information we publish, display or distribute. These types of claims have been brought, sometimes successfully, against online services, as well as other print publications in the past. We could also be subject to claims based upon the content that is accessible from our online sites through links to other online sites or through content and materials that may be posted by members in message bulletin boards. Our insurance, which covers commercial general liability, may not adequately protect us against these types of claims. The laws that shield online service providers such as us from liability for the activities of users of their online services are often challenged in the United States and internationally. We may be unable to prevent users of our services from providing negligent, unlawful or inappropriate advice, information or content via our services, or from behaving in an unlawful manner, and we may be subject to allegations of civil or criminal liability for negligent, fraudulent, unlawful or inappropriate activities carried out by users of our services. Claims could be made against online services companies under both United States and foreign law such as fraud, defamation, libel, invasion of privacy, negligence, data breach, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated by users of our services. In addition, domestic and foreign legislation has been proposed that could prohibit or impose liability for the transmission over the Internet of certain types of information. Our defense of any of these actions could be costly and involve significant time and attention of our management and other resources. The listing by our vendors of unlawful, counterfeit or stolen goods or unlawful services, or sale of goods or services in an unlawful manner, may result in allegations of civil or criminal liability for unlawful activities against us involving activities carried out by vendors through our online directory. If we become liable for information provided by our users and carried via our service in any jurisdiction in which we operate, we could be directly harmed and we may be forced to implement new measures to reduce our exposure to this liability. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business. In addition, negative publicity and user sentiment generated as a result of fraudulent or deceptive conduct by users of our services could damage our reputation, reduce our ability to attract new users or retain our current users, and diminish the value of our brand. In the future, we may be required to spend substantial resources to take additional protective measures or discontinue certain service offerings, either of which could harm our business. Any costs incurred as a result of potential liability relating to the sale of unlawful services or the unlawful sale of services could harm our business. Consumers may sue us if any of the products that our retail or other partners sell online or otherwise make available are defective, fail to perform properly or injure the user. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any such claims, whether or not successful, could seriously damage our financial results, reputation and brand name.

- **We are subject to payments-related risks. We accept payments using a variety of methods, including credit card, debit card, credit accounts (including promotional financing), direct debit from a vendor's bank account, vendor invoicing, physical bank check, and payment upon delivery. As we offer new payment options to our vendors, we may become subject to additional regulations and compliance requirements (including obligations to implement enhanced authentication processes that could result in significant costs and reduce the ease of use of our payments products), as well as fraud. If we were found to be in violation of applicable laws or regulations, we could be subject to additional requirements and civil and criminal penalties, or forced to cease providing certain services. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. We rely on third parties to provide certain payment methods and payment processing services, including the processing of credit cards, debit cards, electronic checks, and promotional financing. In each case, it could disrupt our business if these companies become unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, including data security rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for card issuing banks' costs, subject to fines and higher transaction fees, and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers, or facilitate other types of online payments, and our business, our reputation, our brand name, and our results of operations could be adversely affected. Our business depends on cultural norms and a robust marriage rate in the United States, since marriage rates are declining in the United States that may materially hurt our industry. Marriage rates in the United States are declining. In 2008, the marriage rate in the United States was 7.09 per 1,000 people. In 2015, the U.S. Wedding Forecast shows a marriage rate of 6.74 per 1,000 people. A Pew Research Center report stated that one fourth of millennials are likely to eschew marriage** entirely. The Pew Research Center shows that in 1960, only about one-in-ten adults ages 25 and older (9%) had never been married. In 2012, one-in-five adults ages 25 and older (42 million people) had never been married. Although our data suggest that the weddings that do occur are far more lavish than in decades past, causing our industry to grow, this trend could ultimately cause the industry to shrink which would have a material impact on our business.

- **We do not intend to pay dividends and there will be less ways in which you can make a gain on any investment in Etelligent Inc.** We have never paid any cash dividends and currently do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may likely prohibit the payment of a dividend. Because we do not intend to declare dividends, any gain on an investment in Etelligent Inc. will need to come through appreciation of the stock's price.

- **Our operating results may fluctuate, are difficult to predict and could fall below expectations.** Our operating and financial results may fluctuate significantly on a quarterly basis during our operating history as a result of a variety of factors, many of which are outside of our control. These factors may include: the level of online usage and traffic on our digital platform; the addition or loss of advertisers; the advertising budgeting cycles of specific advertisers; the regional and national magazines' publishing cycles; the transition of portions of our business to a marketplace model, and the speed with which our consumers and vendors transition to that marketplace; the amount and timing of capital expenditures and other costs relating to the expansion of our operations, including those related to expanding our platform to other States; the introduction of new sites and services by us or our competitors; changes in our pricing policies or the pricing policies of our competitors; and general economic conditions, as well as economic conditions specific to the Internet, wedding services and online and offline media and transactions. We cannot assure you that we will be able to meet rapidly changing advertiser, vendor and consumer demands for content, products and user engagement in a timely manner, if at all, even if we are successful in enhancing and upgrading our platform (including our websites and mobile properties) in response to advances in technology and evolving preferences. If the number of visitors to our online directory stagnates or declines, we may not be able to create or maintain sufficient advertiser or vendor interest in our digital platforms. Even if we are successful in driving consumer traffic to our online directory, advertisers and vendors are sensitive to general economic conditions and reductions in consumer spending, among other events and trends, which could result in lower transactions revenue and reduced advertising expenditures, particularly from national advertisers. We cannot assure you that our current advertisers will fulfill their obligations under existing contracts, continue to advertise beyond the terms of existing contracts or enter into any additional contracts with us. Our advertising and other revenue could also decline as a result of pricing pressures on digital advertising rates due to industry developments, such as the fragmentation of digital media. If we are unable to effectively monetize our digital properties, our business, results of operations, financial condition and prospects could be materially and adversely affected. We expect to continue to incur significant operating expenses and, as a result, we will need to generate significant revenue to achieve or maintain profitability. We cannot assure you that we can achieve or maintain profitability on a quarterly or annual basis in the future. Failure to achieve or maintain profitability may materially and adversely affect our business, results of operations and financial condition. Due to the foregoing or other factors, it is also possible that our results of operations in one or more future quarters may fall below the expectations of investors and/or securities analysts. We also experience some seasonal trends that may produce variations in quarterly results and financial conditions. In view of the rapidly evolving nature of our business, period-to-period comparisons of our results of operations may not be meaningful, and you should not rely upon them as an indication of future performance.

- **More people are using mobile phones and other wireless devices to access the Internet, and if we are unable to develop solutions that generate revenue from advertising and other services delivered to such devices, our business could be harmed.** Our content was originally designed for users accessing the Internet on a desktop computer but we are now totally mobile friendly. The number of people who access the Internet through devices other than computers, including mobile phones and handheld computers such as notebooks and tablets, and who use mobile payment and transaction services, has increased substantially in recent years and is expected to continue to grow. A significant and growing portion of users access our digital platforms through mobile devices. In the absence of effective mobile advertising and other service solutions, we may be unable to attract and retain customers for advertisers or other services. If we are unable to implement successful monetization strategies for mobile users, or if we incur excessive expenses in our effort to do so, our business and results of operations could be adversely affected.

- **Our businesses could be negatively affected by changes in Internet search engine algorithms.** We depend in part on various Internet search engines (such as Google, Bing and Yahoo!) to direct traffic to our websites and properties. Similarly, we depend on distribution relationships with high-traffic digital properties, such as those operated by Microsoft's MSN and Yahoo!, to promote our websites and properties. Our ability to maintain the number of potential customers directed to our websites and properties is not entirely within our control. For example, search engines often revise their algorithms in an attempt to improve the search results presented to their users. Our ability to influence the search engine rankings of our websites and properties, through our search engine optimization efforts or otherwise, is limited. In addition, we cannot assure you that our distribution relationships with high-traffic digital properties will yield additional users or that such relationships will continue to be available on commercially reasonable terms. Changes by Internet search engines in their algorithms, or changes to competitive dynamics that affect our distribution relationships in a negative manner, could cause our websites and properties to receive less user traffic. Fewer potential customers could materially and adversely affect our business, results of operations and financial condition

- **We face intense competition in our markets.** If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive, and our revenue and results of operations could be adversely affected. The Internet and mobile advertising markets, online markets and publishing markets in which our brands operate are intensely competitive, and we expect competition to intensify in the future. For example, our brands face competition for members, users, readers and advertisers from the following areas: stand-alone online services, websites, mobile applications or blogs targeted at brides and grooms, such as those offered by Weddingbee, WeddingWire, and MyWedding.com; online and brick and mortar retail stores, manufacturers and regional directories; wedding sub-domains, channels or niche sites of major online destinations or portals, such as Google and

AOL's Huffington Post; bridal magazines and their online destinations, such as Condé Nast's Brides, and Martha Stewart Living Omnimedia's Martha Stewart Weddings. We expect competition to increase because of the business opportunities presented by the growth of the Internet and transaction-based marketplaces. Our competition may also intensify as a result of industry consolidation and a lack of substantial barriers to entry. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and substantially larger user bases than we have and, therefore, have significant ability to attract advertisers, vendors and users. In addition, many of our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in digital user requirements, as well as devote greater resources than we can to the development, promotion and sale of services. Online directories compete in two-sided markets, and must attract both consumers and vendors in order to be successful. Consumers who might use our online directory to find goods or services have a wide variety of alternatives, including traditional department, warehouse, boutique, discount and general merchandise stores (as well as the online and mobile operations of these traditional retailers), online retailers and their related mobile offerings, online and offline classified services and other shopping channels. In addition, consumers have a large number of online and offline channels focused on one or more of the categories of products and services offered on our site. Consumers and vendors who might use our sites to find and sell goods or services also have many alternatives, including general online e-commerce sites, and more specialized sites, such as websites operated by bridal gown designers, wedding hall venues, destination wedding resorts, etc. Vendors who use our online directory may also choose to advertise their goods and services through other channels. The principal competitive factors for online directories like ours include the following: ability to attract, retain and engage consumers and vendors, as well as maintain user engagement; volume of transactions and price and selection of products and services; trust in the vendor; customer service (both that provided by us and that provided by the vendors); brand recognition; website, mobile platform and application ease-of-use and accessibility; system reliability; level of service fees; and ease of use and quality of search tools. We cannot assure you that our current or potential competitors will not develop services and products comparable or superior to those that we develop or adapt more quickly than we do to new technologies, evolving industry trends or changing Internet user preferences. Increased competition could result in price reductions, lower margins or loss of market share, any of which would materially and adversely affect our business, results of operations and financial condition. We cannot assure you that we will be able to compete successfully against current and future competitors.

- **We may be subject to legal liability associated with providing online services or content.** We may be subject to claims for defamation, negligence, copyright or trademark infringement, personal injury or other legal theories relating to the information we publish, display or distribute. These types of claims have been brought, sometimes successfully, against online services, as well as other print publications in the past. We could also be subject to claims based upon the content that is accessible from our online sites through links to other online sites or through content and materials that may be posted by members in message bulletin boards. Our insurance, which covers commercial general liability, may not adequately protect us against these types of claims. The laws that shield online service providers such as us from liability for the activities of users of their online services are often challenged in the United States and internationally. We may be unable to prevent users of our services from providing negligent, unlawful or inappropriate advice, information or content via our services, or from behaving in an unlawful manner, and we may be subject to allegations of civil or criminal liability for negligent, fraudulent, unlawful or inappropriate activities carried out by users of our services.Claims could be made against online services companies under both United States and foreign law such as fraud, defamation, libel, invasion of privacy, negligence, data breach, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated by users of our services. In addition, domestic and foreign legislation has been proposed that could prohibit or impose liability for the transmission over the Internet of certain types of information. Our defense of any of these actions could be costly and involve significant time and attention of our management and other resources.The listing by our vendors of unlawful, counterfeit or stolen goods or unlawful services, or sale of goods or services in an unlawful manner, may result in allegations of civil or criminal liability for unlawful activities against us involving activities carried out by vendors through our online directory. If we become liable for information provided by our users and carried via our service in any jurisdiction in which we operate, we could be directly harmed and we may be forced to implement new measures to reduce our exposure to this liability. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business. In addition, negative publicity and user sentiment generated as a result of fraudulent or deceptive conduct by users of our services could damage our reputation, reduce our ability to attract new users or retain our current users, and diminish the value of our brand. In the future, we may be required to spend substantial resources to take additional protective measures or discontinue certain service offerings, either of which could harm our business. Any costs incurred as a result of potential liability relating to the sale of unlawful services or the unlawful sale of services could harm our business. Consumers may sue us if any of the products that our retail or other partners sell online or otherwise make available are defective, fail to perform properly or injure the user. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any such claims, whether or not successful, could seriously damage our financial results, reputation and brand name.

- **We may be subject to legal liability associated with providing online services or content.** We may be subject to claims for defamation, negligence, copyright or trademark infringement, personal injury or other legal theories relating to the information we publish, display or distribute. These types of claims have been brought, sometimes successfully, against online services, as well as other print publications in the past. We could also be subject to claims based upon the content that is accessible from our online sites through links to other online sites or through content and materials that may be posted by members in message bulletin boards. Our insurance, which covers commercial general liability, may not adequately protect us against these types of claims. The laws that shield online service providers such as us from liability for the activities of users of their online services are often challenged in the United States and internationally. We may be unable to prevent users of our services from providing negligent, unlawful or inappropriate advice, information or content via our services, or from behaving in an unlawful manner, and we may be subject to allegations of civil or criminal liability for negligent, fraudulent, unlawful or inappropriate activities carried out by users of our services.Claims could be made against online services companies under both United States and foreign law such as fraud, defamation, libel, invasion of privacy, negligence, data breach, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated by users of our services. In addition, domestic and foreign legislation has been proposed that could prohibit or impose liability for the transmission over the Internet of certain types of information. Our defense of any of these actions could be costly and involve significant time and attention of our management and other resources.The listing by our vendors of unlawful, counterfeit or stolen goods or unlawful services, or sale of goods or services in an unlawful manner, may result in allegations of civil or criminal liability for unlawful activities against us involving activities carried out by vendors through our online directory. If we become liable for information provided by our users and carried via our service in any jurisdiction in which we operate, we could be directly harmed and we may be forced to implement new measures to reduce our exposure to this liability. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business. In addition, negative publicity and user sentiment generated as a result of fraudulent or deceptive conduct by users of our services could damage our reputation, reduce our ability to attract new users or retain our current users, and diminish the value of our brand. In the future, we may be required to spend substantial resources to take additional protective measures or discontinue certain service offerings, either of which could harm our business. Any costs incurred as a result of potential liability relating to the sale of unlawful services or the unlawful sale of services could harm our business. Consumers may sue us if any of the products that our retail or other partners sell online or otherwise make available are defective, fail to perform properly or injure the user. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any such claims, whether or not successful, could seriously damage our financial results, reputation and brand name.

- **Our business depends on cultural norms and a robust marriage rate in the United States, since marriage rates are declining in the United States that may materially hurt our industry.** Marriage rates in the United States are declining.[1] In 2008, the marriage rate in the United States was 7.09 per 1,000 people. In 2015, the U.S. Wedding Forecast shows a marriage rate of 6.74 per 1,000 people.[2] A Pew Research Center report stated that one fourth of millennials are likely to eschew marriage entirely.[3] The Pew Research Center shows that in 1960, only about one-in-ten adults ages 25 and older (9%) had never been married. In 2012, one-in-five adults ages 25 and older (42 million people) had never been married. Although our data suggest that the weddings that do occur are far more lavish than in decades past, causing our industry to grow, this trend could ultimately cause the industry to shrink which would have a material impact on our business. [1] "U.S. Marriage Rate Hits New Low and May Continue to Decline," Lois M. Collins, Deseret News, May 20, 2015, available at: http://www.deseretnews.com/article/865629093/US-marriage-rate-hits-new-low-and-may-continue-to-decli... (last accessed February 21, 2017). [2] Id. [3] "Report: Record Share of Americans Have Never Married," Wendy Wang and Kim Parker, Pew Research

Center, September 24, 2014, available at:
http://www.pewsocialtrends.org/2014/09/24/record-share-of-americans-have-never-married/ (last accessed February 21, 2017).

- **If we cannot protect our domain name, we may not be able to promote our brand successfully.** We currently hold certain web domain names, including nwweddingdirectory, that are critical to the operation of our business and the promotion of our brand. The acquisition and maintenance of domain names, or Internet addresses, is generally regulated by governmental agencies and their designees and by trademark and other laws. The regulations governing domain names could change in ways that block or interfere with our ability to use relevant domains. Also, we might not be able to prevent third parties from registering or retaining domain names that interfere with our consumer communications, or infringe or otherwise decrease the value of our trademarks and other proprietary rights. Recently, regulatory bodies have approved expanded generic top-level domain names, which involves substantial costs and may lead to an increase in cybersquatting. Regulatory bodies also may establish additional generic or country-code top-level domains or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in all countries in which we conduct business, which could harm our business and results of operations.

- **Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand.** We rely on copyright, trademark, patent and other intellectual property laws to protect our rights in our proprietary technology, processes, designs, content and other intellectual property to the extent such protection is sought or secured at all. We also depend on trade secret protection through, among other things, confidentiality agreements and/or invention assignment agreements with our employees, licensees and others, as well as through license agreements with our licensees and other partners. We may not have agreements containing adequate protective provisions in every case, and the contractual provisions that are in place may not provide us with adequate protection in all circumstances. In addition, the steps we might otherwise take may not be adequate to protect against infringement and misappropriation of our intellectual property by third parties. As an example, we may be unable to secure patent or other intellectual property rights broad or strong enough to protect the underlying proprietary technology. The duration of the protection afforded to our intellectual property depends on the type of property in question, the laws and regulations of the relevant jurisdiction and the terms of its license agreements with others. With respect to our trademarks and trade names, trademark laws and rights are generally territorial in scope and limited to those countries where a mark has been registered or protected. While trademark registrations may generally be maintained in effect for as long as the mark is in use in the respective jurisdictions, there may be occasions where a mark or title is not registrable or protectable or cannot be used in a particular country. In addition, a trademark registration may be canceled or invalidated if challenged by others based on certain use requirements or other limited grounds. Intellectual property laws afford us only limited protection. A third party may be able to develop similar or superior technology, processes, content or other intellectual property independently. In addition, monitoring the unauthorized use of our intellectual property, including our copyrights, trademarks, service marks and patents, is difficult. Third parties may register marks that are confusingly similar to the trademarks or services marks that we have used in the United States and our failure to monitor foreign registrations or mark usage may impact our rights in certain trademarks or services marks. Judicial decisions, legislation, and other patent and intellectual property reform efforts could also undermine the validity, scope, and enforceability of our patent and intellectual property holdings. The unauthorized reproduction or misappropriation of our intellectual property rights could enable third parties to benefit from our technology without paying us for it, diminish the value of our brands, competitive advantages or goodwill and result in decreased sales. If this occurs, our business and prospects would be materially and adversely affected. Disputes concerning the ownership of our rights to use intellectual property could be costly and time-consuming to litigate, may distract management from other tasks of operating the business and may result in our loss of significant rights and the loss of our ability to operate our business. Litigation has been and may continue to be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. In addition, other parties may assert infringement claims against us or claim that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them, whether on our own or by virtue of our use of certain third-party technology. If we are subject to claims of infringement or are infringing the rights of third parties, we may not be able to obtain licenses to use those rights on commercially reasonable terms, if at all. In that event, we might need to undertake substantial re-engineering to continue our online offerings. Any effort to undertake such re-engineering might not be successful, resulting in a failure to continue to provide our services. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. An injunction or other court order could prevent us from operating products or our business. Any claim of infringement, even if the claim is invalid or without merit, could cause us to incur substantial costs defending against the claim, distract our management from our business, require us to pay substantial damage awards, prevent us from selling our products, require the development of non-infringing software, technology, business processes, systems or other intellectual property (none of which might be successful), limit our ability to use the intellectual property that is the subject of any of these claims, unless we enter into license agreements with the third parties (which may be costly, unavailable on commercially reasonable terms, or not available at all), be time-consuming, result in costly settlements, litigation or restrictions on our business and damage our reputation. Therefore, such claims could have a material adverse effect on our business, results of operations, cash flows and financial condition.

- **We may need to rely on third-party license agreements for patents and other technology related to our products and services, and the failure to secure such agreements could delay or prevent us from being able to commercialize our products and services.** In the future, we might need to license third-party software to enhance our products and services and meet evolving customer requirements. These licenses may not continue to be available on commercially reasonable terms or at all. Some of this technology could be difficult to replace once integrated. The loss of, or inability to obtain, these licenses could result in delays or reductions of our applications until we identify, license and integrate or develop equivalent software, and new licenses could require us to pay higher royalties. If we are unable to successfully license and integrate third party technology, we could experience a reduction in functionality and/or errors or failures of our products or services, which may reduce demand for our products and services. Third-party licenses may expose us to increased risks, including risks associated with the integration of new technology, the impact of new technology integration on our existing technology, open source software disclosure risks, the diversion of resources from the development of our own proprietary technology, and our inability to generate revenue from new technology sufficient to offset associated acquisition and maintenance costs.

- **System disruptions, failures, or breaches in of our systems or our third-party service providers, including those resulting from cyber-attacks, security vulnerabilities, defects or errors, could harm our business.** The continuing, uninterrupted and secure performance of our computer systems is critical to our success. While we continue to expand our focus on this issue and are taking safeguarding measures, we are vulnerable to the increasing risk of cyber-attacks and other security incidents, such as computer viruses, denial of service attacks, phishing attacks, electronic break-ins and similar disruptions. Because the techniques used in cyber-attacks are becoming more sophisticated in ways that avoid detection, we or our service providers may not be able to anticipate, prevent, identify or adequately remediate such incidents. In addition, third parties may attempt to fraudulently induce employees, users, or our third party service providers to disclose information in order to gain access to our data. A cyber-attack or other security incident involving our or our service providers' systems may result in unauthorized access, loss, or other compromise to, among other things, our data, including trade secrets, our customers' data, billing data such as credit or debit card information, and any other data that is confidential or subject to applicable domestic or foreign privacy or security laws or regulations. If we suffer a cyber-attack or other security incident due to third party or employee conduct, we could be subject to lawsuits, regulatory investigations, increased costs associated with regulatory compliance and systems remediation, investigations and fines by payment card companies, harm to our brand and reputation, disruption in our ability to provide our services, any of which could reduce revenue, increase costs, and materially harm our business and results of operations. Although we carry general liability insurance, our insurance may not cover any claims by dissatisfied advertisers or customers and may not be adequate to indemnify us for any costs or liability that may be imposed on us as a result of any system disruptions, failures, cyber-attacks, security breaches or other compromise or to our ability to provide various services to our customers and users

- **Our business depends on third-party service providers who support important aspects of our various services.** If any of our service providers fail to provide reliable and secure software, systems and services to us, we would need to pursue alternative sources of services, and while alternatives are available, we may be unable to secure such services on a timely basis or on terms favorable to us. Our advertisers, users and members may become dissatisfied by any systems disruption, failure, cyber-attacks or security incidents that interrupt our ability to provide services and content to them in a timely or secure manner whether it involves our systems or those of our service providers. Substantial or repeated system disruptions, prolonged failures or delays, or significant cyber-attacks or security incidents, would reduce the attractiveness of our online sites and services. All of the forgoing could result in increased costs to us, decreased demand for our websites and services, damage to our reputation and customer relationships, and expose us to lawsuits and regulatory investigations.

- **Privacy concerns relating to our technology could damage our reputation and deter current and potential users from using our products and services.** We currently face a myriad of U.S. federal and state statutory and regulatory rules regarding the collection, use, transfer, and retention of personal information and other data privacy and security issues. These laws and regulations continue to be in a state of flux and are expanding. The cost of compliance with any applicable laws could be material, and we may not be able to comply with them in a timely or cost-effective manner, if at all. Compliance with any applicable laws could also delay or impede the development of new products or services, result in negative publicity and damage to our brand and reputation, increase our operating costs, require significant management time and attention, or subject us to inquiries or investigations, claims or other remedies, including fines or demands that we modify or cease existing business practices. In addition, changes to existing laws or the passage of new laws could create uncertainty in the directory that could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs or otherwise have a material adverse effect on our business, results of operations and financial condition. In addition, privacy concerns in general may cause visitors to avoid online sites like ours that collect and use information, for purposes such as behavioral targeted advertising, and even the perception of privacy or security concerns, whether or not valid, may inhibit market acceptance of our services. In addition, if our privacy practices are deemed unacceptable by watchdog groups or privacy advocates, such groups may attempt to harm our business by blocking access to our sites or disparaging our reputation and our business and may have a material effect on our results of operations and financial condition. We may also be subject to claims of liability or responsibility for the actions of third parties with whom we interact or upon whom we rely in relation to various services, including but not limited to vendors and business partners. These third parties may be vulnerable to privacy violations, and threats, such as computer hacking, cyber-terrorism or other unauthorized attempts to access, modify or delete our or our customers' information or business assets that they service or maintain on our behalf. The foregoing could have a material effect on our business, results of operations, and financial condition.

- **Our business is subject to the risks of natural catastrophic events and to interruption by man-made problems such as terrorism or computer viruses.** Our business operations are vulnerable to damage or interruption from power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins earthquakes, fires, floods, and similar events. Any of these events could have a material adverse impact on our business, results of operations, financial condition, data and reputation, and our insurance coverage may be insufficient to compensate us for losses that may occur. In addition, acts of terrorism could cause disruptions in our business or the economy as a whole. Our servers may also be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems, which could lead to interruptions, delays, loss of critical data or the unauthorized disclosure of confidential customer data. Although we have disaster recovery capabilities, we cannot assure you that we will not suffer from business interruption as a result of any such events, and any such event could also result in large expenditures necessary to repair or replace such networks or information systems or to protect them from similar events in the future. As we rely heavily on our servers, computer and communications systems and the Internet to conduct our business and provide high-quality service to our customers, such disruptions could negatively impact our ability to run our business, result in loss of existing or potential customers and increased maintenance costs, which would adversely affect our results of operations and financial condition.

- **We rely on our personnel and, if we are unable to retain or motivate key personnel or hire qualified personnel, we may not be able to grow effectively.** Competition for personnel in the digital, mobile and media industries is intense. We may be unable to retain employees who are important to the success of our business. We may also face difficulties attracting, integrating or retaining other highly qualified employees in the future. Any loss or interruption of the services of one or more of our key personnel or our inability to attract new personnel could result in us being unable to manage our operations effectively and/or to pursue our business strategy.
- **Our business is subject to government regulation and legal uncertainties related to doing business online, and may become subject to more burdensome regulations and oversight.** Laws and regulations directly applicable to Internet communications, privacy, cybersecurity, and advertising continue to become more prevalent. Laws and regulations may be adopted covering issues such as user privacy, freedom of expression, pricing, unsolicited commercial e-mail (spam), content, taxation, quality of services and products, consumer protection, advertising, intellectual property rights and information security. Any new legislation could hinder the growth in use of the Internet and other online services generally and decrease the acceptance of the Internet and other online services as media for communications, transactions and advertising. In addition, the laws governing the Internet remain largely unsettled, even in areas where legislation has been enacted. Whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet and digital advertising and transactional services is still being determined. The adoption or modification of laws or regulations relating to the Internet and other online services could cause our advertising revenue and transactions revenue to decline and our business and prospects to suffer. Regulators and industry groups have also released self-regulatory principles and guidelines for various data privacy and security practices. Interpretation of these laws and guidelines and their application to online services in the U.S. is ongoing, and cannot be fully determined at this time. These principles and guidelines could be interpreted or applied in a manner that is not consistent with our current business practices, which could cause significant negative publicity, require us to incur substantial compliance costs, and subject us to inquiries or investigations, claims or other remedies, including fines or demands that we modify or cease existing business practices, and otherwise materially affect our business. It is also possible that new laws or regulations may be adopted, which could harm our business.
- **There is no public market for the Shares.** The Shares have no marketability. There is no public trading market for our Shares and none is anticipated to develop. Our Shares may not be readily accepted as collateral for a loan. Consequently, holders of Shares may not be able to resell or liquidate the Shares in the event of financial emergency. The purchase of Shares should, therefore, be considered only as a long-term investment.
- **Securities sold in this Offering will be "restricted".** The Shares sold in this Offering will be "restricted" securities, which have not been registered under Federal or state securities laws and will not be freely transferable. This Offering is made pursuant to exemptions from the registration requirements of Federal securities laws. In addition, the Offering will not be registered in any state in reliance on exemptions from registration for private offerings under state securities laws. To satisfy the requirements of certain exemptions from registration, each Investor must acquire his or her Shares for investment purposes only and not with a view towards distribution.

Consequently, certain conditions of the Act may need to be satisfied prior to any sale, transfer, or other disposition of the Shares. Some of these conditions may include a minimum holding period; availability of certain reports, including financial statements from us; limitations on the percentage of Shares sold and the manner in which they are sold. We will serve as our own transfer agent and registrar and can prohibit any sale, transfer or disposition unless we receive an opinion of counsel provided at the holder's expense, in a form satisfactory to us, stating that the proposed sale, transfer or other disposition will not result in a violation of applicable Federal or state securities laws and regulations. Investors in this Offering will not have the opportunity to have us redeem their Shares. Accordingly, purchasers of the Shares must be willing and able to bear the economic risk of their investment for an indefinite period of time. Investors will not be able to liquidate their investment in the event of an emergency.

- **The Shares have limited transferability.** Each investor will be required to represent that he, she or it is acquiring the Shares for investment and not with a view to distribution or resale, that such investor understands that the Shares are not freely transferable and, in any event, that such investor must bear the economic risk of investment in the Shares for an indefinite period of time because: (i) the Shares have not been registered under the Act or applicable state "blue sky" or securities laws; and (ii) the Shares cannot be sold unless they are subsequently registered or an exemption from such registration is available and such shareholders complies with other reasonable conditions as may be required by our counsel. There will be no public market for the Shares and the Shareholders cannot expect to be able to liquidate their investment in case of an emergency. Shareholders will be required to obtain our prior written consent to transfer Shares. There are no specified circumstances relating to the granting or withholding of our required prior written consent. Accordingly, we may refuse to consent to a request for approval to transfer Shares. The Shares will bear substantially the following legend: "THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. THIS SECURITY MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE ISSUER, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED."

- **The Offering price of the Shares was arbitrarily determined.** The price of the Shares has been arbitrarily established by us and does not necessarily bear any relationship to our assets, book value, earnings, or other established criteria of value. There is currently no active trading market for our Shares and none is expected to develop in the future. Among factors considered in determining the purchase price are the prospects for our business, the general condition of the industry in which we operate, and an assessment of our management personnel's prior experiences. The Offering price does not reflect market forces and should not be regarded as an indicator of any future market price of our securities.

- **It is possible that we may not be able to obtain additional financing necessary to execute our business strategy.** We currently believe that our current cash and cash equivalents will be sufficient to fund our working capital and capital expenditure requirements for the foreseeable future. Our ability to meet our obligations in the ordinary course of business is dependent upon our ability to maintain profitable operations and/or raise additional financing through public or private equity or debt financings, or other arrangements with corporate sources or other sources of financing to fund operations. However, there is no assurance that we will maintain profitable operations or that additional funding, if required, will be available to us in amounts or on terms acceptable to us.

- CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS This Document contains forward-looking statements within the meaning of the federal securities laws, which involve risks and uncertainties. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and assumptions. We use words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and variations of these words and similar expressions to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in "Risk Factors" and elsewhere in this Document. You should not place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Document. We undertake no obligation to update these statements or to release publicly the result of any revision to the forward-looking statements that we may make to reflect events or circumstances after the date of this Document or to reflect the occurrence of unanticipated events.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Barbara Weller, 100.0% ownership, Common Stock

Classes of securities

- Common Stock: 20,100,000

Common Stock

The Company is authorized to issue up to 75,000,000 shares of common stock. There are a total of 20,100,000 shares currently outstanding. 5,000,000 shares have been reserved for the Stock Option Plan.

Voting Rights

Except as may be otherwise provided in the Corporation's Articles of Incorporation, ByLaws, or by the Laws of the State of Washington, each shareholder shall be entitled to one (1) vote for each share of voting stock registered in his name on the books of the Corporation, and the affirmative vote of a majority of voting shares represented at a meeting and entitled to vote thereat shall be necessary for the adoption of a motion or for the determination of all questions and business which shall come before the meeting.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

Currently, we only offer one class of Common Stock. In the future, in accordance with Company ByLaws, Amendments to the Articles of Incorporation and within the guidelines of Washington State Law, we may one day offer more than one class of stock. The rights, preferences and privileges of the holders of the company's Class A Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our possible future Class B Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of common stock, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

If you purchase Shares in this Offering, your interest will be diluted to the extent of the excess of the Offering price per Share over the adjusted net tangible book value per Share after this Offering. Net tangible book value per Share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of Shares outstanding.

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Our websites went live online with the first directory in the Pacific NW going live in January 2016 and the subsequent release of the Southern, MidAtlantic and Rocky Mountain regions in August and September of 2016. This initial period allowed us to test our systems and products, get feedback from our customer base and to make adjustments to our offerings and applications while we built and tested the website infrastructure and technology as well as began to acquire the data for the first four regions.

The initial cost of development included building the scalable infrastructure and technology for the website network to function properly and track sales, listings, employees and other relevant data as an 'all in one' application that both displays the information and manages the data and listings/advertising for the site while monitoring employees involvement with that data. The development costs ran $72,444.12 with design work included building a scalable infrastructure that allows for the easy addition of the remaining 8 regions and balancing server loads as we grow and get more traffic. Future enhancements to attract and retain bridal shoppers will be an ongoing addition as we continue to advance as a key player in the marketplace.

Website hosting costs will increase proportionately with traffic and the addition of more regions but runs a nominal $2870.00 per year now.

Because there are not specifically designated SEC codes for businesses that service weddings, we manually find and acquire our database of listings, confirming their information for accuracy and completeness in the process. These listings are gathered by employees and contractors at a cost of $1 per listing completed and we have built a database of some 65,000+ listings to date.

We have generated some sales in 2016 and 20177, of approximately $42,000 during our testing processes but not in excess of the cost of the sales force (approximately $184,000 but these salespeople also worked on building out the directory listings as well). We tested our sales processes and training procedures as well as began to market our websites on search engines. We were well received by the market even as a new entry into the marketplace and adjusted our offerings to meet the needs and requests of potential advertisers.

Part of the duties of the sales force was preparing the directories for the sales process, and adding/editing/correcting the core listings, upgrading some to 'seeded' entries, or adding complimentary advertising to select advertisers as an incentive to other potential advertisers and examples of our offerings. We now have viable, vibrant, useful directories for brides to use effectively prior to our next sales efforts to build that traffic and ensure the results to our advertising customers.

We also tested the customer and sales force management applications we built for the websites during this time as well. We anticipate from our initial efforts and the feedback we received from potential customers that with increased marketing/branding efforts and more familiarity with our product, our sales will increase steadily as we progress further into the market.

We also began the introductory phase of entering our marketplace and beginning to brand/market our publications through both organic and paid SEO optimization, paid Social Media campaigns, direct mail canvasses, print media and bridal show participation. We have worked to develop our marketing mix to make it as effective as possible reaching out to set demographics and in specific geographically relevant areas. We currently generate some 15,000 website clicks monthly to the NW region, where we have concentrated our marketing efforts for a cost of about $1800 a month. Our branding and marketing efforts have helped us to build our trust with the potential vendors and our familiarity in the marketplace.

Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12-14 months without additional revenue generation while building our sales force to begin to expand our market reach, build out the additional 8 regions of directories to make us nationwide as we begin to launch a sales campaign for the initial four regions of coverage areas steadily increasing that sales marketing area to include the newer regions as they're populated and released online.

The additional sales revenues generated by adding a sales force could easily propel us forward from the additional revenues realized from sales generated revenues. As these regions become actively canvassed we project sales to begin to push us towards profitability in 2020.

Financial Milestones

The company has invested just under $500k in building, testing and marketing the scalable website technology and infrastructure including the custom CRM (Customer Relationship Management) applications allowing vendor customers to update, change, edit and purchase their advertising without assistance and Employee Management functions, which include account tracking and employee time monitoring while populating the directories with the initial core listings and potential sales leads. Testing is now complete and the websites active online and functioning correctly ready to be expanded to cover the rest of the United States.

The company has also invested in brand name recognition marketing programs to introduce the directories while we developed the website infrastructure and technology via a direct mail program and search engine paid inclusion to help reach not only our bridal customers but to make our directory more familiar to the advertising merchants we solicit for advertising.

We are generating sizeable net losses as a result of the costs of building the infrastructure of the websites, populating them with the core 65,000 listings and beginning the initial marketing to prepare for a successful sales canvass into the first four regions.

We are now ready to train and employ a sales force and to begin to build out and populate the other 8 regions. We anticipate completing our national expansion into the 8 new markets by year end of 2019.

Projecting a market penetration at below 1% of our potential customers for the first two years as our sales force is added, trained and builds momentum, management currently forecasts 2018, 2019, 2020, and 2021 revenues of: $100,000, $400,000, $1.5 million and $2.2 million, respectively. We believe we will begin to generate positive net income by the year 2020 that will continue to increase steadily.

In our initial two years, because we're still expanding, we project out initial market penetration to be less than 1% of the potential customer base. As we become more well known to our customers, we expect those numbers to increase our market penetration to 2% annually in 2020 with an average yield per conversion of approximately $500 each, bringing our revenues to $1.5 million by 2020 and those revenues will continue to increase significantly over subsequent years. Profitability and revenues per customer will increase as we mature while our cost per customer generated will drop and our subsequent yield per customer increase allowing us to continue to grow profitably.

Operational and liquidity challenges consist of the cost of the sales force, their benefits, salary, training, and commissions are expected to exceed projected sales revenues for at least 12-18 months. With the continued expansion, and the cost of the additional 8 regions being populated with listings (wedding vendor businesses) we anticipate spending $600,000 minimally in the first two years that will be offset by sales but not exceed our initial costs to build. Once those last 8 regions are built and populated, and sales commence in those regions, the sales revenues should begin to outperform the costs of the websites.

We used research statistics from the online directory markets at Global Industry Analytics Inc. for *Mobile Yellow Pages: A Global Strategic Business Report,* and the wedding markets statistics by region and industry at The Wedding Report.com as our basis to estimated these predicted forecasts for revenues.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations, expansion plans to include 8 new market areas and become profitable. With the minimum raise and up to approximately the first $100k of funds raised, we will focus primarily on marketing the product to our customers and to investors to realize more investment funds needed to fully achieve our goals quickly. As we continue to raise more funds, the primary focus will be on marketing the publication to customers and adding the initial sales force to start to realize revenues from those marketing efforts.

Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12-14 months without revenue generation and with revenue generation, we could continue operations indefinitely.

Our current Capital resources include contributions from shareholders and loans, primarily from shareholders but some use of credit as our credit gets established. As our revenues start to increase we could have access to other resources of for liquidity from banks and lines of credit based on our income levels.

If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company in the near future to allow us to continue to promote and enhance our product, build additional feature enhancements and continue to increase sales staff and their support staff.

Indebtedness

The company has outstanding promissory notes for $79, 430.00 in the form of Shareholder Loans taken to provide working capital for the company. Maturity date of these notes is open. The notes bear interest at 10% per year, paid monthly in arrears, payable as the company's revenues allow. The company also has an outstanding note to a financial institution, Kabbage Business Loans, for $15,500. The note bears interest at a current fixed rate of 12% compounding monthly. Total interest expense for the year-ended December 31, 2016, is $2,015.00, with a maturity date of 9/29/2017. Credit Cards are used by the Company to purchase business-related expenses and additional revolving credit line for operations at an interest rate of 19.9% compounded annually. Year-end balance of $8,109.00 represented operating expenses incurred for managing company expenses.

Recent offerings of securities

None

Valuation

$6,275,000.00

The price of the shares reflects the opinion of the Company as to what would be fair market value. We have conducted a report on the Company Valuation via Equidam.com It appears here: http://etelligent-inc.com/pdf/Equidam_Valuation_Report.pdf. This was used as a baseline to establish our pre-money valuation.

USE OF PROCEEDS

	Offering Amount Sold ($1,070,000)	Offering Amount Sold ($10,000)
Total Proceeds:	$1,070,000.00	$10,000.00
Less: Offering Expenses	40,000.00	
StartEngine Fees (6% total fee)	$60,000.00	$600.00
Net Proceeds	$970,000.00	$9,400.00
Use of Net Proceeds:		
R& D & Production	$170,000.00	
Marketing	$370,000.00	$7400.00
Working Capital	$350,000.00	$2,000.00
Cancellation of Existing Debt	$80,000.00	
Total Use of Net Proceeds	$980,000.	$9,400.00

We are seeking to raise up to $1,070,000.00 (target amount) in this offering through Regulation Crowdfunding. If we manage to raise our allotment amount of $1,070,000, we believe the amount will last us 12-14 months and plan to use the net proceeds of approximately $980,000 over the course of that time as follows:

Continued Website Development - To fully develop our business plan, we intend to continue researching and developing the design, marketing and promotion of our platforms, including the creation of multiple websites that cross-link our platforms from one to another. To this purpose, we plan to fund our research and the development of our software and internet site buildouts, including application development and online storefronts and portals.

Cancellation of Existing Debt – We intend to use approximately $80,000 to pay off some short-term debt in which we have incurred to cover our initial operating expenses

Advertising and Marketing – We intend to use approximately $370,000 to market our brands via online campaigns via Search Engines and Social Media, using repetitive direct postal and email marketing campaigns as well as advertising in print bridal publications to extend our reach to planning brides. Our marketing and business development strategies, focusing on marketing our platform through traditional and viral marketing strategies; and on raising brand awareness to drive bridal shoppers to our site and entice them to use it for all their shopping and planning needs. A majority of these funds will be specifically directed towards online and print media advertising, to enhance our sales efforts and site traffic.

Working Capital – We intend to use approximately $350,000 to cover office expenses, salaries, legal and accounting fees, bank charges and other administrative expenses. In the immediate future, we intend to add new sales representatives; and to progressively add new sales representatives to each of the initial 4 regions to generate further revenues to offset expansion costs and build our customer base towards profitability.

The foregoing represents our best estimate as to how the proceeds of the Offering will be expended. We reserve the right to redirect any portion of the funds either among the items referred to above, or such other projects as our management considers to be in our best interest.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary for Barbara Weller, CEO and Founder of $85,000.00 per annum as Operations Manager; Repayment of existing Shareholder Loans as revenues and funds allow, for a total of $90,000 as of 12-31-2017.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.etelligent-inc.com in the area labeled Investors. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
ETELLIGENT INC.

[See attached]

ETELLIGENT, INC.

Unaudited Financial Statements For The Years Ended December 30, 2017 and 2016

April 18, 2018



Independent Accountant's Review Report

To Management
eTelligent, Inc.
Bothell, WA

We have reviewed the accompanying balance sheet of eTelligent, Inc. as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 18, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

ETELLIGENT, INC.
BALANCE SHEET
DECEMBER 31, 2017 & 2016

_____

ASSETS

		2017		2016
CURRENT ASSETS				
Cash	$	1,828	$	3,970
Tax Refund Receivable		1,409		-
TOTAL CURRENT ASSETS		3,237		3,970
TOTAL ASSETS		3,237		3,970

LIABILITIES AND SHAREHOLDERS' EQUITY

	2017	2016
CURRENT LIABILITIES		
Accounts Payable	7,854	3,939
Payroll Tax Liability	256	5,934
Reserve for Litigation	3,000	-
TOTAL CURRENT LIABILITIES	11,110	9,873
NON-CURRENT LIABILITIES		
Loans	20,185	15,500
Shareholder Loan	79,490	15,240
TOTAL NON-CURRENT LIABILITIES	99,675	30,740
TOTAL LIABILITIES	110,785	40,613
SHAREHOLDERS' EQUITY		
Common Stock (Par Value $.001, 75,000,000 shares authorized, 20,100,000 shares issued)	20	-
Additional Paid in Capital	358,454	356,202
Retained Earnings	(466,020)	(392,845)
TOTAL SHAREHOLDERS' EQUITY	(107,546)	(36,643)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,237	$ 3,970

ETELLIGENT, INC.
INCOME STATEMENT
DECEMBER 31, 2017 & 2016

_____

	2017	2016
Operating Income		
Sales	$ 11,136	$ 31,163
	11,136	31,163
Operating Expense		
Payroll & Related Expenses	34,479	223,839
General & Adminstrative	20,611	58,778
Legal & Professional	9,945	17,375
Marketing	6,005	59,895
Rent Expense	1550	4,035
	(72,590)	(363,921)
Net Income from Operations	(61,454)	(332,758)
Other Income (Expense)		
Interest Income	0	4
Miscellaneous Income	150	525
Allowance for Litigation	(3,000)	-
Interest Expense	(8,871)	(2,255)
Net Income	$ (73,175)	$ (334,484)

ETELLIGENT, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2017 & 2016

_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (73,175)	$ (334,484)
Change in Credit Cards	3,915	3,812
Change in Employee Expense	256	-
Change in Receivables	(1,409)	-
Change in Payroll & Related Expense	(5,934)	5,934
Net Cash Flows From Operating Activities	(76,347)	(324,739)
Cash Flows From Investing Activities		
Increase in Security Deposit	-	5,000
Net Cash Flows From Investing Activities	-	5,000
Cash Flows From Financing Activities		
Change in Shareholder Loan	64,250	15,240
Change in Loans	4,685	15,500
Change in Capital Contribution	2,467	276,039
Change in Shareholder Distributions	(196)	(6,749)
Net Cash Flows From Investing Activities	71,206	300,030
Cash at Beginning of Period	3,970	23,679
Net Increase (Decrease) In Cash	(5,141)	(19,709)
Cash at End of Period	$ (1,172)	$ 3,970

ETELLIGENT, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
DECEMBER 31, 2017 & 2016

_____

	2017	2016
Starting Equity	$ (36,643)	$ (58,361)
Issuance of Common Stock	20	-
Change in Additional Paid-In Capital	2,252	356,202
Net Income (Loss)	(73,175)	(334,484)
Ending Equity (Deficit)	$ (107,546)	$ (36,643)

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

eTelligent, Inc. ("the Company") is a corporation organized under the laws of the State of Washington. The Company produces an online media publication directing brides to wedding market vendors in their local area.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Rent

The Company occupies office space under a month to month operating lease. There are no future minimum payments due under the lease.

Advertising

The Company records advertising expenses in the year incurred.

_____

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filings for 2016 and 2017, will remain subject to review by the Internal Revenue Service until 2020 and 2021, respectively.

The Company is subject to Business and Occupations Tax in the State of Washington. The Company's tax filings in the State of Washington for 2016 and 2017 remain subject to review by that State until 2021 and 2022, respectively.

NOTE C- DEBT

In 2017, the Company borrowed funds from One Main and Kabbage for the purpose of funding continuing operations. Repayment obligations for One Main are a monthly payment of $451 with a maturity date of March 20, 2021. Repayment obligations for Kabbage are a monthly payment of $1,430 with a maturity date of May 1, 2018.

_____

NOTE D- SHAREHOLDER LOAN

In 2017, the Company borrowed money from with its CEO, Barbara Weller (the "Shareholder Loan"). The Shareholder Loan accrues interest at the rate of 10% per annum and has no maturity date. The Shareholder Loan is payable on demand.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- COMMITMENTS AND CONTINGENCIES

The Company is currently involved in litigation relating to services rendered to the Company by one of the Company's vendors. Though the Company's management believes that litigation will be resolved In the Company's favor, the Company has recognized a reserve of $3,000 to account for potential financial liability if the suit is resolved against the Company.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 18, 2018, the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


ETELLIGENT INC is pending **StartEngine Approval.**



0
Investors

$0.00
Raised of $10K - $1.07M goal

♡

ETELLIGENT INC
Online Wedding Directories
● Small OPO   🏠 Bothell, WA   🏷 Advertising and Marketing   ⚲ Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

*Who **We Are** & What **We Do***



Localized Wedding Marketplace Solutions in Four Major Regions of the US

Poised for National Expansion

ETELLIGENT INC. *is the producer of* YourLocalWeddingDirectory.com*, the most comprehensive online media marketplace specifically dedicated to the wedding industry, that connects shopping brides with wedding businesses in their local area. Organized by specific category and location, our wedding directories combine the highly successful features of the iconic yellow pages with the latest technologies to connect brides with the wedding businesses they prefer.*

Our locally-targeted directory concept **focuses on helping engaged couples** find the **best vendors** for their wedding day when and where they are getting married. We offer **unique geographically focused wedding directories** that make us a valuable resource for vendors looking to book more weddings and for brides planning their weddings.

We connect shopping brides with an all-inclusive list of their local choices, making it easy for them to plan the wedding of their dreams.

Our website is designed to be **easy to navigate** and divided into **relevant categories** of business types to **appeal to bridal shoppers**. We're easy to use, technologically advanced and **designed to meet the needs and requests of the brides** planning weddings.

We offer unique **geographically focused wedding directories** that make us an **incredibly valuable resource for wedding merchants** looking to **book more weddings** and for engaged couples planning their weddings. From reception venues to photographers, caterers to florists we pride ourselves on providing the **most comprehensive list of wedding businesses** for each area.

YourLocalWeddingDirectory.com is a game changer in the wedding marketplace by being the only wedding website **dedicated exclusively to connecting bridal customers and vendors** at the **local level**.

Our mission is to become the first choice for brides shopping for wedding services in the marketplace by creating the easiest solution to help engaged couples find, compare and connect with wedding vendors they want to do business with. By providing a simple, effective connection to all the resources couples need, we will become their preferred source for finding businesses to book for their wedding.

The **Offering**

Investment
$0.25/share of Common Stock | When you invest you are betting the company's future value will exceed $7M
$250 Minimum Investment
Maximum 4,280,000 shares of common stock ($1,070,000)
Minimum 40,000 shares of common stock ($10,000)
Pre-Money Valuation Report by Equidam
We invite you to be part of this exciting opportunity to own a part of our future in the wedding advertising industry.



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

For details on the bonus, please see the **Offering Summary below**.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS
This Document contains forward-looking statements within the meaning of the federal securities laws, which involve risks and uncertainties. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and assumptions. We use words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and variations of these words and similar expressions to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and

performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in "Risk Factors" and elsewhere in this Document. You should not place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Document. We undertake no obligation to update these statements or to release publicly the result of any revision to the forward-looking statements that we may make to reflect events or circumstances after the date of this Document or to reflect the occurrence of unanticipated events.

Weddings are a **very lucrative, unique market place**



Brides are powerful spenders. The wedding industry generates $59+ billion in annual revenues. Every year there are 2.2 million+ new brides with equally many weddings.

Brides are powerful spenders. The wedding industry generates **$59+ billion in annual revenues**. Every year there are **2.2 million+ new brides** with equally many weddings. Typically, **brides average planning their wedding for 11 months.** Without adding in engagement jewelry, guest spending and honeymoons the national average wedding cost is **over $25,000** a year with higher population density & higher income areas **spending 30% more than that average**. Second and even third marriages are often as large or larger than first weddings.



2.2 Million+ New brides & weddings every year
Brides Typically spend
$25,000 - $50,000
71% Live within 18 miles of their wedding location.
74% Of brides prefer local websites and publications to plan their weddings

Connect with our audience of engaged couples during one of the most acquisitional periods of their lives.

- **2.2 million+** new brides & weddings every year
- Brides **spend** an average of **$25-$50,000+ in 11 months**
- Typically **purchase** goods and services **from 16-20 merchants**
- **77%** are between the **ages of 19 – 34**
- **71%** live or work **within 18 miles of their wedding location**
- Engaged couples average **Combined HHI** is **over $100k annually**
- Today's brides expect to **research most of their wedding online**
- **74%** of brides **prefer** and **trust local websites** and **publications** to plan their weddings

Source courtesy of: The Wedding Report.com, The National Center for Health Statistics, BBC News, The Library of Congress, IBIS World.

Wedding Merchants **Compete Aggressively for Wedding Bookings**

The Wedding Industry is a **highly competitive landscape** requiring merchants to **generate completely new customers every year**. Weddings are traditionally on weekends and **primarily on Saturdays** limiting the number of weddings per year any one merchant can book. Wedding seasons can vary in different parts of the country, but **high wedding season** is usually late spring through early fall with **68% of weddings booking in season**. Most merchants aim to book the more lucrative, higher end, more lavish weddings to **increase their own profitability**.

Merchants are allocating **more of their marketing funds** to **online promotion every year** as they **realize solid returns from web advertising**.

- **Over 2.2 million weddings a year** nationally.
- Weddings **generate an average of 25% more revenue** than other typical customers
- **68%** of wedding bookings are **concentrated seasonally**
- **83%** of weddings want to **book on a Saturday**
- A vendor's **prestige & image** can **generate higher yield bookings**
- More than **72% of advertising budgets** now **go to online promotion**
- **Online advertising promotion** increases **4.4% per year**
- **66%** of small businesses are **maintaining or increasing** their **spending on digital marketing**
- Wedding services industry **revenue is projected to rise** at an **annualized 2.2% CAGR** to **reach $66.3 billion by 2020**

Statistics courtesy of: The Wedding Report.com, Forbes.com, The National Center for Health Statistics, BBC News, The Library of Congress, IBIS World.



To Be Successful, Wedding Merchants Need to Advertise
They realize Better Profits when they present an Image of Prestige and Protect Their Marketshare by advertising

---

How **We Make Money**

Small & Rural Businesses



Small & Rural Businesses

New businesses and merchants with a lower ROI per wedding, or away from major urban areas.

Mid-Size Advertisers



Mid-Size Advertisers

Peripheral businesses and businesses generating a mid-range return on wedding business

High ROI Larger Advertisers



High ROI Advertisers

The major players; receptions, photographers, caterers who realize substantial bridal revenues

National Advertiser Accounts



National Advertiser Accounts

National chains, wedding registries, honeymoon destinations and travel offerings

We have **four potential revenue streams** all generated through advertising sales.

- The first is soliciting the **Smaller Potential Advertisers** with **affordable options** to encourage their participation to book more weddings, both by category and physical location. This includes **new businesses, non-typical businesses or with a lower potential ROI per wedding booking** and the wedding businesses in **outlying and more rural areas**. By offering **Complimentary Listings** to wedding businesses, we can later capitalize on charging a minimal fee for them to continue to be listed on our site.











Listings to wedding businesses, we can later capitalize on charging a minimal fee for them to continue to be listed on our site.

- The second is offering an **affordable option** to **Mid-Range Advertisers**, who typically offer wedding services but have a **lower potential ROI per booking**, or wedding bookings are a smaller part of their business model.
- The third is our **Premium Merchant Advertisers,** the typical heavy advertisers who have a **high potential ROI** on any wedding booking. These advertisers **need to maintain a prestigious image** and **protect their existing market share** by being where brides look.
- The fourth is our **National Accounts**, typically needing to **reach the brides in all or most of our regions** and directories. These advertisers typically consist of **destination honeymoon resorts, cruise or specialty travel offerings, national retailers supplying bridal gowns and tuxedoes** or offering **wedding registries** to newly engaged couples.

Unlike our competitors, we actively solicit the smaller businesses and businesses in areas that aren't well served by the national websites with attractive pricing to encourage their participation in our advertising programs.

How We Stand Out

Our solutions are based on the existing multi-billion dollar wedding industry media marketplace and current common practices in the wedding directory advertising industry.

Our solutions are based on the **existing multi-billion dollar wedding industry media marketplace** and **current common practices** in the wedding directory advertising industry. Today's wedding industry service providers buy advertising in nationally focused directory type publications to solicit bridal shoppers planning their weddings. All this is currently done in a very global way and with **no effective ecosystem** bringing together the brides and the vendors in their local marketplace. Just as **Google did not invent a market**, **ETELLIGENT INC.** is likewise only **refining a marketplace** by **providing better solutions** for brides shopping for their weddings.

- Current **national wedding industry directive media** marketplace companies focus on presenting **wedding vendors** almost as an **afterthought** on their websites.
- Advertisers, usually referred to as vendors, are presented by type and then using **geographical search parameters** based first upon distance **by mileage of up to 150 miles from the origination selection** set by the user and then, by other criteria like **cost of advertising, number of reviews and/or vendor popularity**.
- Unfortunately for brides and advertisers alike, these proximity **search parameters don't take into account natural geographical features like mountain ranges or bodies of water** that throw off the location viability for shopping brides.
- While vendor popularity and reviews are ways to highlight 'better' vendors to the shopping brides, both **can be manipulated** by the advertising vendors and it **throws off the vendors by location listings** making the brides search for available resources close to her chosen location **confusing and inaccurate**.
- Compounding this, wedding service providers are **presented on multiple web pages,** and **without a consistent accurate portrayal** of all, or even most, of the available options for those shopping brides within their preferred locale.
- The national wedding publications also **focus mainly on the high-density population urban areas**, ignoring the suburbs and small towns across the country.

WE ARE
THE COMPLETE LOCAL WEDDING PLANNING RESOURCE GUIDE

Fast Spending and Wedding Costs
Average Cost of Location:
$8500+
Average Cost of Food and Drink:
$5000+
Average Cost of Engagement Ring:
$4500+

The **YourLocalWeddingDirectory.com** platform design **vastly improves** the **ability to find wedding vendors by location** and provides a **comprehensive list of available vendors** by type for brides looking to compare and buy.

- We present **more vendors** to the planning brides in each category giving them a better selection of vendors **close to where they are planning their wedding** and **making it easy** for them to compare all of their available options.
- We produce regional directories for **suburban and rural areas** to give opportunities to those local wedding vendors to reach out to **more bridal clientele in their immediate areas**.
- One of our secrets to success is **arranging all vendors in a category on one web page**, so the bridal **users only need to scroll** to see **all the listings** for vendors in that category.
- For the vendors, they **don't get lost on page 9** of the website they're paying to be visible on.
- **We put effort into making the search for vendors easy** for our bridal clientele and **successful for our advertisers**.
- We also present free listings of vendors in most categories, to ensure **we offer the most comprehensive list of vendors available** to those bridal shoppers to **be sure we satisfy their need to research their choices**.
- We **offer inexpensive advertising options to the smaller vendors** with lower profit realization from their wedding bookings to **maximize our revenues** from the **categories with lower potential ROI, newer businesses starting out and non-urban area vendors**.

"Whatever is worth doing at all is worth doing well." *Philip Stanhope, 4th Earl of Chesterfield*

Our Competitive Advantage

Our **Competitive Advantage**


The Global Market for Digital and Mobile Directory products is expected to exceed $35 billion by the year 2020, driven by a robustly growing mobile market and increasing usage by small and mid-sized businesses.
Our targeted market of the Wedding Industry itself is a $59 billion dollar industry with a projected 2.2 million new brides annually.
We help put our clients ahead of their competition and increase their bottom line at an affordable cost with an impressive ROI.

With the use of **cutting-edge technology and superior digital marketing solutions** we help wedding businesses **increase their visibility** to the bridal customers they want to reach. Think **Yelp** directed to a specific market segment, or the **AutoTrader** for weddings or the **Trivago** for brides planning to spend $20,000 on their wedding in a year's time. We help put our clients **ahead of their competition** and **help them increase their bottom line** at an **affordable cost with an impressive ROI.** The Global Market for digital and mobile Directory products is expected to exceed **$35 billion by the year 2020**, driven by a robustly growing mobile market and **increasing usage by small and mid-sized businesses**. (*Statistics courtesy of* Global Industry Analytics, Inc.) Our **targeted market of the Wedding Industry** itself is a **$59 billion dollar industry** with a **projected 2.2 million new brides EVERY year** (*Statistics courtesy of* The Wedding Report) with each bride spending an **average of more than $25,000** without including engagement rings and honeymoon expenses.

Market Strategy - *Poised to* **Expand**


Poised for Market Expansion
2018
2019
2020

Our network of websites consists of **56 Directories** covering **21 States** to date

Your Local Wedding Directory.com is the **culmination of many years of research** and industry related experience. Brides view our local wedding directories as a **compilation of factual data** about local wedding service providers. Our directories are **completely free for the bridal customers to use**, to attract and **direct more brides to our advertising clientele**. We offer brides planning small weddings or luxurious extravaganzas, casual gatherings or formal affairs, from the traditional to the trendy, the **largest selection of wedding service providers** all on one website.



Why these initial markets?

- Favorable Demographics
- **Higher per capita incomes**
- High percentage of **college-educated 25-34 year olds**
- **Traditionally higher wedding spends**
- Very **few local competitors**
- Secondary markets for **national competition**

Key Strategic Objectives

- Add value through **strategic growth of revenues** in current markets
- Develop **8 additional regional directory coverage areas** in markets with highest expected returns
- Create **increased value** through **continued innovative offerings** and further technological development.
- Maintain **strong balance sheet** and financial flexibility.

Source courtesy of: IBIS World, The Wedding Report.com.

Our Plans for **National Expansion**

Our **Plan of Action**

- Add **8 new regions** to **expand across the country**
- Add **strategic marketing** to build **brand name familiarity**
- **Increase product awareness** for vendors and brides
- Build and train a **professional sales staff**
- Research and develop **further site enhancements** to encourage repeat customers
- **Increase distribution channels** to **maximize market share.**


Our Plan of Action
Add 8 new regions to expand across the country

We are prepared to make a steady, **progressive entry to the national arena** adding **8 new regions**, for a total of **12 regions** across the United States, over the **next 18-24 months**. Our initial four regions have begun to build **brand name recognition** and familiarity and initial sales revenues. They will **begin to build profitability** as we expand into new market areas with more directories, **helping to offset costs of expansion**.

Market Projections & Forecasts


Market Penetration & Projected Conversions
9%
8%
7%
6%
5%
4%
3%
2%
Market penetration projected to reach 8% by 2022


1%
2018
2019
2020
2021
2020
2022

Statistics Courtesy of Global Industry Analytics, Inc.

We currently have four regions live and active and ready for initial sales canvassing, with plans to continue to add **an additional eight regions** to cover the entire US over the next 18-24 months. Our carefully planned strategy allows us to build in stages, getting some regions producing revenues while we continue to add new regions and areas. Using a conservative estimate of a **2% market penetration** of an estimated **250,000 complimentary listings** at an **approximate average of $500 per conversion** we anticipate generating **approximately $1.5 million in annual revenues by our third year of publication** and be **generating profits**. *(Statistics courtesy of Global Industry Analytics, Inc.)*

Anticipated Revenue Projections

With an average **projected increase in market penetration of 2% annually** and an **average yield per conversion of approximately $500 each**, we anticipate our revenues to be $1.5 million by 2020 and continue to increase significantly over subsequent years. **Profitability will increase as we mature** while our cost per customer generated will drop and our yield per customer increase.


Annual Revenue Growth Projections & Estimates
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
2018
2019
2020
2021
2020
2022

As our Regional Directories **become more well-known and gain market acceptance**, we will continue to and have begun to **convert the complimentary listings to paid listings,** charging a minimal fee to appear listed on our site. Thereafter, with what we believe could be an **industry projected average renewal rate of up to 33%**, those **market penetration numbers could grow at more than a 10% rate per year consistently** with a **subsequent proportionate increase in profitability**. Using the statistics from the former Telephone Company directories as well as statistics for newer online, digital directories, we **anticipate our market penetration to reach upwards of 16% by year six**. *Statistics courtesy of* Global Industry Analytics Inc

How We Plan to Use Funds

To travel the **road to our success** our primary use of proceeds from this raise will be to **market our brands** to brides planning weddings at scale, establish ourselves as a force in the marketplace, **increase our visibility** and **build brand name familiarity**. We have plans in place to engage in a **strategic marketing program** via **concentrated Search Engine paid inclusion**, **demographically targeted Social Media advertising**, **repetitive direct mail and email campaigns**, **bridal show participation** and **industry related print bridal magazines**. As we attract and gain the usage of our bridal shoppers, we also **attract the wedding merchants** looking to connect with those shopping brides. We also **plan to hire high-quality team members** as well as **make our system more and more attractive** to brides planning weddings.



Robust Marketing

Extensive advertising for our brand and websites is a key to our success. We not only sell advertising, we believe in its value. We anticipate 35% of this fundraise will go towards promoting our brands and websites to our potential bridal users and to the wedding vendors we plan to solicit for advertising sales.



Hire Sales Talent

To build lasting successful relationships with our advertiser base, we need well trained, competent, motivated sales executives to get our message to our potential customers, with style and grace. We anticipate spending 35% of this fundraise to build our sales force and begin canvassing our market.



Added Features

We will continue to enhance our websites by adding relevant new features to entice our bridal customers to return and use our site for their wedding planning needs. One of our primary goals is to drive traffic to our vendor's websites, and to do that we need those planning brides to find us irresistible!

What We Have Achieved *So Far*


Company Inception
August 2015
January 2016
First Region Live
All Four Regions Online
August 2016
March 2017
Testing Complete
Start Engine Launch
May 2018
December 2018
Anticipated Second Fundraise

YourLocalWeddingDirectory.com is currently live and online operating in four geographic specific regions servicing 21 states, with 56 locally focused directories designed to cover established typical shopping patterns in each of their unique areas. Our directory concept is quickly becoming a favorite with brides and vendors alike! **We're easy to use**, uncomplicated and **focus on connecting brides with the vendors** they seek in their local area.

These first regions are being used to **introduce the publication**, **begin the branding process and get priority placement in the search engines** as well as **test the marketplace** and websites. We are using these initial sites for testing both the **features and enhancements for receptiveness in the market**, but also for usage by the various company employees to assist in functions like













enhancements for receptiveness in the market, but also for usage by the various company employees to assist in functions like selling advertising options and monitoring employees, tracking accounts, and tracking sales and renewals. Our websites have their own **custom designed CRM applications;** these tools allow employees to manage customer contacts and advertising additions, and our internal processes monitor employee work efforts, allowing managers to keep a distributed workforce focused. **Testing is complete.** We are now **ready to begin to bring on the other regions** across the country, **train and manage a sales force** and **begin our sales canvases** in our market areas.

Four Geographic Regions - 56 Local Directory Websites

We are proud of what we have achieved to date, and this success is due in no small part to an expert and highly motivated team.

- **Successfully built, populated and tested the alpha & beta versions** of our website(s) in four regions
- Deployed **56 dynamic local directory websites covering 21 states** populated with 115,000 business listings
- Integrated our **custom Administrative area** of the website in preparation for monitoring and managing employees work efforts
- Designed our **CMS application** allowing for multiple levels of account access - for advertising customers, employees, and management
- **Strategic marketing plan** and research enacted
- Initiated **search engine optimization and marketing** to build our visibility in the search engines both organically and through paid promotions
- Branding efforts well started.
- Successfully launched our **Informational Blog** and **Social Media** sites
- Initial sales efforts generating $45k to date.

Our directories are completely free for the bridal customers to use, to attract and direct more brides to our advertising clientele.

Our Brands

The NW Wedding Directory

Serving: **Washington, Oregon, Idaho, Alaska and Montana**

The MID-ATLANTIC Wedding Directory

Serving: **Pennsylvania, New Jersey, Delaware, and Maryland**

The ROCKY MTN Wedding Directory

Serving: **Colorado, Wyoming, New Mexico, Arizona, Utah and Arizona**

The SOUTHERN Wedding Directory

Serving: **Georgia, South Carolina, North Carolina, Virginia, D.C., and Tennessee**

YourLocalWeddingDirectory.com is currently live and online operating in **four geographic specific regions servicing 21 states**, with **56 locally focused directories** designed to cover established typical shopping patterns in their unique area. Our directory concept is quickly becoming a favorite with brides and vendors alike.

How Our Directory Works

With **many options** of how to appear on our site, we are a **more useful** search tool connecting **all** the merchants in **any specific area**, **all** the **relevant local listings** on one page **by merchant type**, our wedding merchant customers are **just two clicks or 'taps' for planning brides** from our front page to that specific business website and contact information.

Merchant Log In
Send this site to a friend
The NW Wedding Directory
The Complete Local Wedding Planning Resource Guide
SEATTLE-METRO
SELECT YOUR AREA
WEDDING TIPS FROM THE PROS
Wedding Shop
macy's
PHOTOGRAPHERS
FEATURED BUSINESS SPOTLIGHT
LISTINGS
Clane Gessel Wedding Photography
Jenny GG Photography
Tiffany Rude Photography
Share With Friends
REFER TO A FRIEND
Request A Quote

Part of our **direct sales model** gives us an **unmatched ability to attract small business sales** and **generate revenues from outlying, rural and suburban areas;** businesses that are **not typically able to advertise with or approached by our competition** without increasing our costs **broadening our vertical market** and **increasing both our overall revenues and our customer base.** This also allows us to **realize more revenues sooner** as we wait for the larger advertisers budgets to allow our inclusion in their marketing mix. One way to put it is, our competitors have left room at the bottom and we're not too proud to run with it.

We are an enthusiastic, motivated management team responsive to changing market dynamics with the ability to source and structure unique opportunities within the wedding industry marketplace using rigorous analysis and driven by overall returns, leading to superior value creation for shareholders.

In the Press

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Meet Our Team



Barbara A. Weller

CEO, President, Director & Founder
CEO, President, Director & Founder Barbara Weller combines a wealth of market specific, directive advertising experience with a 20+-year history of leadership, innovation, and excellence. Starting with the company's inception in 2015 through the present, Barbara has a fierce passion for building a great website publication and company. She believes listening to our bridal customers and what they need and want, matters—and this is what drives the design of our product and the success of the company.






David K. Means	Stephen T. Copeland
Technology Team Developer	Technology Team Member
Technology Team Developer David Means has extensive experience in managing software development projects and computer systems. He has focused these skills on developing a sustainable, extensible design for the multiple websites that are the public face of this company, using well-accepted architectural principles and mainstream web development tools. His industry experience allows him to recognize the actual needs of the site users, and to construct robust methods for answering those needs.	*Technology Team Member Steve Copeland is a seasoned system administration expert with 20 years of experience in technical system integration and data security coming out of the banking industry. His guidance & expertise have implemented the business's technical security development and the road map for future expansion while overseeing the security, data, maintenance, infrastructure and network for the company's server deployment and delivery.*



Offering Summary

Maximum 4,280,000* shares of common stock ($1,070,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 40,000 shares of common stock ($10,000)

Company	ETELLIGENT Inc.
Corporate Address	23910 42nd Ave SE, #28F, Bothell, WA 98021
Description of Business	ETELLIGENT Inc. produces locally focused, regionally organized online technology savvy wedding directories that connect newly engaged couples to the wedding merchants they need to engage to plan their wedding.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.25
Minimum Investment Amount (per investor)	$250

The 10% Bonus for StartEngine Shareholders

Etelligent, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 400 shares of Common Stock at $0.25/ share, you will receive 40 Common Stock bonus shares, meaning you'll own 440 shares for $100.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary for Barbara Weller, CEO and Founder of $85,000.00 per annum as Operations Manager; Repayment of existing Shareholder Loans as revenues and funds allow, for a total of $90,000 as of 12-31-2017.

Form C Filings



Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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?

VIDEO TRANSCRIPT (Exhibit D)

Video 1 - Planning a wedding? Looking for the right wedding vendors? It can make you go crazy! We're here to help!

At www.YourLocalWeddingDirectory.com we connect and direct you to the wedding vendors in your local area. We make it easier for you to find everything you need! From photographers, caterers, reception venues, chapels, florists, DJs, videographers, cakes, gowns and a whole lot more! We've got the simplest way to find the perfect vendor for you!

We are the complete local wedding planning resource guide to help make your dream wedding come true! We are set up by local shopping patterns into separate directories by geographic area with a comprehensive list of the best vendors near you. Just three clicks from our front page to connect with the vendor of your choice. Find everything you need for your special day!

Visit us now!

Video 2 -

ETELLIGENT INC. is the producer of YourLocalWeddingDirectory.com,
the most comprehensive online media marketplace specifically dedicated to the wedding industry.

We focus on connecting shopping brides with wedding businesses in their local area.

Organized by specific category, our locally targeted directory concept focuses on helping engaged couples find the best vendors for their wedding day when and where they are getting married.

We are designed to be easy to navigate and divided into relevant categories of business types to appeal to bridal shoppers.

We're easy to use, technologically advanced and designed to meet the needs and requests of the brides planning weddings.

From reception venues to photographers, caterers to florists we provide the most comprehensive list of wedding businesses in each area.

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Platform Compensation

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